Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the first quarter ended
March 31, 2020

CONTENTS

GENERAL INFORMATION	2
FORWARD-LOOKING STATEMENTS	2
SELECTED FINANCIAL DATA AND HIGHLIGHTS	3
ABOUT TFI INTERNATIONAL	4
CONSOLIDATED RESULTS	4
SEGMENTED RESULTS	7
LIQUIDITY AND CAPITAL RESOURCES	12
OUTLOOK	15
SUMMARY OF EIGHT MOST RECENT QUARTERLY RESULTS	16
NON-IFRS FINANCIAL MEASURES	16
RISKS AND UNCERTAINTIES	20
CRITICAL ACCOUNTING POLICIES AND ESTIMATES	33
CHANGES IN ACCOUNTING POLICIES	33
CONTROLS AND PROCEDURES	34

Management’s Discussion and Analysis

 GENERAL INFORMATION

The following is TFI International Inc.’s management discussion and analysis (“MD&A”). Throughout this MD&A, the terms “Company”, “TFI International” and “TFI” shall mean TFI International Inc., and shall include its independent operating subsidiaries. This MD&A provides a comparison of the Company’s performance for its three-month period March 31, 2020 with the corresponding three-month period March 31, 2019 and it reviews the Company’s financial position as of March 31, 2020. It also includes a discussion of the Company’s affairs up to April 21, 2020, which is the date of this MD&A. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements of March 31, 2020 and the audited consolidated financial statements and accompanying notes as at and for the year ended December 31, 2019.

In this document, all financial data are prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) unless otherwise noted. All amounts are in Canadian dollars, and the term “dollar”, as well as the symbols “$” and “C$”, designate Canadian dollars unless otherwise indicated. Variances may exist as numbers have been rounded. This MD&A also uses non-IFRS financial measures. Refer to the section of this report entitled “Non-IFRS Financial Measures” for a complete description of these measures.

The Company’s unaudited condensed consolidated interim financial statements have been approved by its Board of Directors (“Board”) upon recommendation of its audit committee on April 21, 2020. Prospective data, comments and analysis are also provided wherever appropriate to assist existing and new investors to see the business from a corporate management point of view. Such disclosure is subject to reasonable constraints for maintaining the confidentiality of certain information that, if published, would probably have an adverse impact on the competitive position of the Company.

Additional information relating to the Company can be found on its website at www.tfiintl.com. The Company’s continuous disclosure materials, including its annual and quarterly MD&A, annual and quarterly consolidated financial statements, annual report, annual information form, management proxy circular and the various press releases issued by the Company are also available on its website or directly through the SEDAR system at www.sedar.com.

FORWARD-LOOKING STATEMENTS

The Company may make statements in this report that reflect its current expectations regarding future results of operations, performance and achievements. These are “forward-looking” statements and reflect management’s current beliefs. They are based on information currently available to management. Words such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could” , “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue” and words and expressions of similar import are intended to identify these forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any forward-looking statements which reference issues only as of the date made. The following important factors could cause the Company’s actual financial performance to differ materially from that expressed in any forward-looking statement: the highly competitive market conditions, the Company’s ability to recruit, train and retain qualified drivers, fuel price variations and the Company’s ability to recover these costs from its customers, foreign currency fluctuations, the impact of environmental standards and regulations, changes in governmental regulations applicable to the Company’s operations, adverse weather conditions, accidents, the market for used equipment, changes in interest rates, cost of liability insurance coverage, downturns in general economic conditions affecting the Company and its customers, and credit market liquidity.

The foregoing list should not be construed as exhaustive, and the Company disclaims any subsequent obligation to revise or update any previously made forward-looking statements unless required to do so by applicable securities laws. Unanticipated events are likely to occur. Readers should also refer to the section “Risks and Uncertainties” at the end of this MD&A for additional information on risk factors and other events that are not within the Company’s control. The Company’s future financial and operating results may fluctuate as a result of these and other risk factors.

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Management’s Discussion and Analysis

 SELECTED FINANCIAL DATA AND HIGHLIGHTS

(unaudited)		Three months ended
(in thousands of dollars, except per share data)			March 31
	2020	2019*	2018**
Revenue before fuel surcharge	1,112,656	1,097,436	1,061,614
Fuel surcharge	127,826	133,381	134,869
Total revenue	1,240,482	1,230,817	1,196,483
Adjusted EBITDA[1]	200,522	187,556	128,974
Operating income	118,461	104,917	75,387
Net income	75,760	65,103	48,157
Adjusted net income[1]	71,325	67,124	50,444
Net cash from operating activities	191,745	160,698	57,828
Free cash flow[1]	181,148	142,907	52,490
Per share data
EPS - diluted	0.88	0.74	0.53
Adjusted EPS - diluted[1]	0.83	0.77	0.55
Dividends	0.26	0.24	0.21
As a percentage of revenue before fuel surcharge
Adjusted EBITDA margin[1]	18.0%	17.1%	11.7%
Depreciation of property and equipment	5.1%	4.8%	4.8%
Depreciation of right-of-use assets	2.3%	2.2%	-%
Amortization of intangible assets	1.4%	1.4%	1.4%
Operating margin[1]	10.6%	9.6%	4.1%
Adjusted operating ratio[1]	90.8%	91.4%	94.4%

* Recasted for changes in presentation, see note 18 in the unaudited condensed consolidated interim financial statements.

** The current period results include the impacts from the adoption of IFRS 16 Leases as discussed in note 3 of the 2019 audited consolidated financial statements. As is permitted with this new standard, comparative information has not been restated and, therefore, may not be comparable.

Q1 Highlights

  Record first quarter operating income of $118.5 million increased 13% over the same quarter last year, driven by strong execution across the organization, increased quality of revenue, an asset-light approach, and cost efficiencies.

  Operating margin1, a non-IFRS measure, was up to 10.6% from 9.6% in the prior year quarter.

  Net income of $75.8 million increased 16% compared to $65.1 million in Q1 2019.

  Diluted earnings per share (diluted “EPS”) of $0.88 increased from $0.74 in Q1 2019.

  Adjusted net income1, a non-IFRS measure, of $71.3 million increased from $67.1 million in Q1 2019.

  Adjusted diluted EPS1, a non-IFRS measure, of $0.83 increased from $0.77 in Q1 2019.

  Net cash from operating activities of $191.7 million increased from $160.7 million in Q1 2019.

  Free cash flow1, a non-IFRS measure, of $181.1 million increased from $142.9 million in Q1 2019.

  The Company’s reportable segments performed as follows:

    Package and Courier operating income decreased 26% to $15.5 million;

    Less-Than-Truckload operating income decreased 36% to $17.7 million;

    Truckload operating income increased 24% to $63.0 million; and

    Logistics operating income increased 71% to $26.0 million.

  TFI International debuted on the New York Stock Exchange in February 2020, issuing a total of 6,900,000 shares at a price of US $33.35 per share, the equivalent of CAD $44.20 per share based on the Bank of Canada exchange rate at the time of pricing, for gross proceeds of US $230,115,000 (approximately CAD $305 million).

  In March as Coronavirus spread, TFI quickly acted to implement temporary cost saving measures spanning all operating companies and its entire workforce, including a wage reduction of 5-15% for executives, a 15% reduction in directors’ fees, a workweek reduction for more than a thousand full-time employees, and a reduction-in-force which management expects to be temporary. Employees subject to a reduction-in-force will be eligible for a salary recovery program upon their return to the Company. Management also suspended all capital expenditures to which it had not already committed, to be re-evaluated as conditions allow.

  On March 16, 2020, the Board of Directors of TFI declared a quarterly dividend of $0.26, an 8% increase over the $0.24 quarterly dividend in Q1 2019.

  During the quarter, TFI International acquired the Courier Services business from R.R. Donnelley & Sons Company.

____________________
1 Refer to the section ̶o;Non-IFRS financial measures”.

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Management’s Discussion and Analysis

ABOUT TFI INTERNATIONAL

Services

TFI International is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following reportable segments:

  Package and Courier;

  Less-Than-Truckload;

  Truckload;

  Logistics (previously named Logistics and Last Mile).

Seasonality of operations

The activities conducted by the Company are subject to general demand for freight transportation. Historically, demand has been relatively stable with the first quarter generally the weakest. Furthermore, during the harsh winter months, fuel consumption and maintenance costs tend to rise.

Human resources

As at March 31, 2020 the Company had 16,768 employees in TFI International’s various business segments across North America. This compares to 17,604 employees as at March 31, 2019. The year-over-year decrease of 836 is attributable to rationalizations affecting 1,418 employees, mainly in the Less-Than-Truckload (“LTL”) and Truckload segments, offset by business acquisitions that added 582 employees. The Company believes that it has a relatively low turnover rate among its employees in Canada, and a normal turnover rate in the U.S. comparable to other U.S. carriers, and that its employee relations are very good. As part of the Company’s response to COVID-19, as at April 17, 2020 there are 1,084 employees working 4 days a week and there are 1,633 employees on layoff that the Company hopes to rehire quickly.

Equipment

The Company believes it has the largest trucking fleet in Canada and a significant presence in the U.S. market. As at March 31, 2020, the Company had 7,634 tractors, 25,174 trailers and 9,988 independent contractors. This compares to 7,878 tractors, 26,207 trailers and 8,446 independent contractors as at March 31, 2019.

Facilities

TFI International’s head office is in Montréal, Québec and its executive office is in Etobicoke, Ontario. As at March 31, 2020, the Company had 398 facilities, as compared to 386 facilities as at March 31, 2019. Of these, 242 are located in Canada, including 156 and 86 in Eastern and Western Canada, respectively. The Company also had 144 facilities in the United States and 12 facilities in Mexico. In the last twelve months, 44 facilities were added from business acquisitions, and terminal consolidation decreased the total number of facilities by 32, mainly in the Logistics segment. In Q1 2020, the Company closed 8 sites.

Customers

The Company has a diverse customer base across a broad cross-section of industries with no single client accounting for more than 5% of consolidated revenue. Because of its customer diversity, as well as the wide geographic scope of the Company’s service offerings and the range of segments in which it operates, a downturn in the activities of individual customers or customers in a particular industry would not be expected to have a material adverse impact on operations. The Company has forged strategic partnerships with other transport companies in order to extend its service offerings to customers across North America.

Revenue by Top Customers' Industry
(64% of total revenue)
Retail	25%
Manufactured Goods	16%
Building Materials	9%
Automotive	9%
Metals & Mining	8%
Food & Beverage	7%
Forest Products	5%
Chemicals & Explosives	4%
Energy	4%
Services	3%
Waste Management	2%
Maritime Containers	1%
Others	7%

(For the year ended December 31, 2019)

CONSOLIDATED RESULTS

This section provides general comments on the consolidated results of operations. A more detailed analysis is provided in the “Segmented results” section.

2020 business acquisitions

In line with its growth strategy, the Company acquired one business in the first quarter; the Courier Service business from R.R. Donnelley & Sons Company (“CSB”). CSB operates primarily in the Midwest and Southeast U.S. serving the pharmaceutical, healthcare, retail, financial and transportation industries.

Revenue

For the three months ended March 31, 2020, total revenue was $1,240.5 million, up 1%, or $9.7 million, from Q1 2019. The contribution from business acquisitions of $96.3 million was offset by decreases from existing operations in fuel surcharge revenue of $9.8 million and in revenue before fuel surcharge

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Management’s Discussion and Analysis

of $80.2 million. The average exchange rate used to convert TFI International’s revenue generated in U.S. was 0.9% higher this quarter (C$1.3413) than it was for the same quarter last year (C$1.3295).

Operating expenses

For the three months ended March 31, 2020, the Company’s operating expenses decreased by $3.9 million, to $1,122.0 million from $1,125.9 million in Q1 2019. The decrease is attributable to a decrease of $87.1 million, or 8%, in existing operating expenses offset by an increase from business acquisitions of $83.2 million. Operating improvements, better fleet utilization and lower material and services expenses as a percentage of revenue contributed to maintaining the operating expenses in the Company’s existing operations below the Q1 2019 level as a percentage of total revenue, as well as $5.6 million of bargain purchase gain recognized in Q1 2020.

For the three months ended March 31, 2020, material and services expenses, net of fuel surcharge, decreased by 0.3 percentage points of revenue before fuel surcharge compared to the same period last year due to a reduction in rolling stock lease and fuel costs as a percentage of revenue before fuel surcharge, partially offset by higher subcontractor costs.

Other operating expenses, which are primarily composed of costs related to office and terminal rent, taxes, heating, telecommunications, maintenance and security and other general administrative expenses, remained comparable to the same period last year, decreasing by 0.1 percentage points of revenue before fuel surcharge.

For the three months ended March 31, 2020, depreciation of property and equipment increased by $4.7 million as compared to the same period last year, due primarily to business acquisition impact of $3.7 million.

For the three-month period ended March 31, 2020, the gain on sale of assets held for sale was $10.7 million, compared to $10.1 million in Q1 2019. This included rolling stock and one property that was disposed of for a cash consideration of $14.7 million.

Operating income

For the three months ended March 31, 2020, TFI International’s operating income rose by $13.5 million to $118.5 million compared to $104.9 million in the same quarter in 2019. The increase includes a bargain purchase gain on the acquisition of CSB of $5.6 million, a positive variation in the mark-to-market of the deferred share units of $6.6 million, as well as improved operating results. The operating margin as a percentage of revenue before fuel surcharge improved, from 9.6% in Q1 2019 to 10.6% in Q1 2020. The Truckload (TL) and Logistics segments reported margin increases of 2.2% and 2.9%, respectively, and the Package and Courier and LTL segments reported margin decreases of 3.2% and 3.5%, respectively.

Finance income and costs

(unaudited)	Three months ended
(in thousands of dollars)		March 31
Finance costs (income)	2020	2019 *
Interest expense on long-term debt	15,449	14,043
Interest expense on lease liabilities	4,267	4,728
Interest income and accretion on promissory note	(602)	(706)
Net change in fair value and accretion expense of contingent considerations	68	83
Net foreign exchange gain	(1,650)	(728)
Net change in fair value of foreign exchange derivatives	-	(18)
Net change in fair value of interest rate derivatives	668	-
Others	1,002	1,724
Net finance costs (income)	19,202	19,126

* Recasted for changes in presentation, see note 18 in the unaudited condensed consolidated interim financial statements.

Interest expense on long-term debt

Interest expense on long-term debt for the three-month period ended March 31, 2020 was $1.4 million higher than the same quarter last year. The increase is mainly attributable to a higher average interest rate of 3.76% for the three months ended March 31, 2020 as compared to 3.42% for the same period in the prior year.

Net foreign exchange gain or loss and net investment hedge

The Company designates as a hedge a portion of its U.S. dollar denominated debt held against its net investments in U.S. operations. This accounting treatment allows the Company to offset the designated portion of foreign exchange gain (or loss) of its debt against the foreign exchange loss (or gain) of its net investments in U.S. operations and present them in other comprehensive income. Net foreign exchange gains or losses recorded in income or loss are attributable to the U.S. dollar portion of the Company’s credit facility not designated as a hedge and to other financial assets and liabilities denominated in foreign currencies. For the three-month period ended March 31, 2020, a loss of $38.1 million of foreign exchange variations (a loss of $33.0 million net of tax) was recorded to other comprehensive income as net investment hedge. For the three-month period ended March 31, 2019, a gain of $7.4 million of foreign exchange variations (a gain of 6.4 million net of tax) was recorded to other comprehensive income as net investment hedge.

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Management’s Discussion and Analysis

Net change in fair value of derivatives and cash flow hedge

The fair values of the Company’s derivative financial instruments, which are used to mitigate foreign exchange and interest rate risks, are subject to market price fluctuations in foreign exchange and interest rates.

The Company designates a portion of the interest rate derivatives as a hedge of the variable interest rate instruments. For the hedged interest rate derivatives, the effective portion of changes in fair value of the derivatives is recognized in other comprehensive income. For the three-month period ended March 31, 2020, a cumulative loss of $5.8 million on change in fair value of interest rate derivatives was recognized, of which $5.1 million was designated as cash flow hedge and recorded to other comprehensive income as a change in the fair value of the cash flow hedge (a loss of $3.7 million net of tax). For the three-month period ended March 31, 2019, a $4.7 million loss on change in fair value of interest rate derivatives (a loss of $3.4 million net of tax) was designated as cash flow hedge and recorded to other comprehensive income as a change in the fair value of the cash flow hedge.

Income tax expense

For the three months ended March 31, 2020, the Company’s effective tax rate was 23.6%. The income tax expense of $23.5 million reflects a $2.8 million favourable variance versus an anticipated income tax expense of $26.3 million based on the Company’s statutory tax rate of 26.5%. The favourable variance is mainly due to tax exempt income of $2.8 million and positive differences between the statutory rate and the effective rates in other jurisdictions of $3.2 million net of negative differences of $2.0 million for multi-jurisdiction tax and $1.6 million for non-deductible expenses.

The U.S. Tax Reform Bill signed on December 22, 2017 introduced important changes to U.S. corporate income tax laws that may affect the Company’s current and future years including limitations on the deduction for net interest expense incurred by U.S. corporations. On April 7, 2020, the U.S. Treasury Department issued Treasury Regulations, interpretive guidance clarifying the U.S. Tax Reform Bill. As anticipated, the tax benefit relating to 2019 and Q1 2020 will be disallowed, resulting in an estimated tax expense of $11.9 million to be recognized in Q2 2020. Included in this tax expense is $1.7 million that was recorded in Q1 2020.

Net income and adjusted net income

(unaudited)	Three months ended
(in thousands of dollars, except per share data)		March 31
	2020	2019
Net income	75,760	65,103
Amortization of intangible assets related to business acquisitions, net of tax	11,058	11,255
Net change in fair value and accretion expense of contingent considerations, net of tax	50	61
Net change in fair value of derivatives, net of tax	491	(13)
Net foreign exchange gain, net of tax	(1,213)	(533)
Bargain purchase gain	(5,584)	-
Gain on sale of land and buildings and assets held for sale, net of tax	(9,237)	(8,749)
Adjusted net income[1]	71,325	67,124
Adjusted EPS - basic[1]	0.84	0.79
Adjusted EPS - diluted[1]	0.83	0.77

For the three months ended March 31, 2020, TFI International’s net income was $75.8 million compared to $65.1 million in Q1 2019. The Company’s adjusted net income1, a non-IFRS measure, which excludes items listed in the above table, was $71.3 million this quarter compared to $67.1 million in Q1 2019, up 6% or $4.2 million. The adjusted EPS, fully diluted, increased by $0.06 to $0.83 from $0.77 in Q1 2019.

_____________________
1 Refer to the section “Non-IFRS financial measures”.

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Management’s Discussion and Analysis

SEGMENTED RESULTS

To facilitate the comparison of business level activity and operating costs between periods, the Company compares the revenue before fuel surcharge (“revenue”) and reallocates the fuel surcharge revenue to materials and services expenses within operating expenses. Note that “Total revenue” is not affected by this reallocation.

Selected segmented financial information

(unaudited)	Package	Less-
(in thousands of dollars)	and	Than-
	Courier	Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Three months ended March 31, 2020
Revenue before fuel surcharge[1]	139,508	180,194	533,488	268,767	-	(9,301)	1,112,656
% of total revenue[2]	13%	17%	48%	22%			100%
Adjusted EBITDA	23,868	34,693	114,566	30,684	(3,289)	-	200,522
Adjusted EBITDA margin[3]	17.1%	19.3%	21.5%	11.4%			18.0%
Operating income (loss)	15,504	17,681	63,004	25,957	(3,685)	-	118,461
Operating margin[3]	11.1%	9.8%	11.8%	9.7%			10.6%
Total assets less intangibles assets	238,391	528,929	1,604,035	260,663	102,679		2,734,697
Net capital expenditures excluding property[4]	11,862	6,414	4,817	136	38		23,267
Three months ended March 31, 2019*
Revenue before fuel surcharge[1]	146,942	207,986	527,147	224,275	-	(8,914)	1,097,436
% of total revenue[2]	13%	20%	48%	19%			100%
Adjusted EBITDA	29,034	35,126	106,471	25,812	(8,887)	-	187,556
Adjusted EBITDA margin[3]	19.8%	16.9%	20.2%	11.5%			17.1%
Operating income (loss)	21,000	27,642	50,744	15,164	(9,633)	-	104,917
Operating margin[3]	14.3%	13.3%	9.6%	6.8%			9.6%
Total assets less intangibles assets	228,399	554,256	1,536,379	198,303	55,486		2,572,823
Net capital expenditures excluding property [4]	3,576	5,966	24,020	36	415		34,013

* Recasted for changes in presentation, see note 18 in the unaudited condensed consolidated interim financial statements.

When the Company changes the structure of its internal organization in a manner that causes the composition of its reportable segments to change, the corresponding information for the comparative period is recast to conform to the new structure.

1 Includes intersegment revenue.

2 Segment revenue including fuel and intersegment revenue to consolidated revenue including fuel and intersegment revenue. 3 As a percentage of revenue before fuel surcharge.

4 Additions to equipment, net of proceeds from sale equipment and assets held for sale excluding property.

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Management’s Discussion and Analysis

Package and Courier

(unaudited)	Three months ended March 31
(in thousands of dollars)	2020	%	2019	%
Total revenue	159,372		166,728
Fuel surcharge	(19,864)		(19,786)
Revenue	139,508	100.0%	146,942	100.0%
Materials and services expenses (net of fuel surcharge)	61,687	44.2%	63,533	43.2%
Personnel expenses	45,545	32.6%	45,176	30.7%
Other operating expenses	8,428	6.0%	9,389	6.4%
Depreciation of property and equipment	3,567	2.6%	3,144	2.1%
Depreciation of right-of-use assets	4,478	3.2%	4,619	3.1%
Amortization of intangible assets	315	0.2%	271	0.2%
Gain on sale of rolling stock and equipment	(17)	-0.0%	(189)	-0.1%
Gain on derecognition of right-of-use assets	(3)	-0.0%	(1)	-0.0%
Loss on sale of land and buildings and assets held for sale	4	0.0%	0	0.0%
Operating income	15,504	11.1%	21,000	14.3%
Adjusted EBITDA	23,868	17.1%	29,034	19.8%

Operational data	Three months ended March 31
(unaudited)	2020	2019	Variance	%
Revenue per pound (including fuel)	$0.49	$0.48	$0.01	2.1%
Revenue per pound (excluding fuel)	$0.43	$0.42	$0.01	2.4%
Revenue per shipment (including fuel)	$8.40	$8.18	$0.22	2.7%
Tonnage (in thousands of metric tons)	147	157	(10)	-6.4%
Shipments (in thousands)	18,974	20,393	(1,419)	-7.0%
Average weight per shipment (in lbs.)	17.08	16.97	0.11	0.6%
Vehicle count, average	986	986	0	0.0%
Weekly revenue per vehicle (incl. fuel, in thousands of dollars)	$12.43	$13.01	($0.58)	-4.5%

Revenue

For the three-months ended March 31, 2020, revenue decreased by $7.4 million, from $146.9 million in 2019 to $139.5 million in 2020. This decrease in revenue is attributable to a 6.4% decrease in tonnage partially offset by a 2.4% increase in revenue per pound (excluding fuel surcharge). Decrease in tonnage was the result of a 7% decrease in number of shipments. Both the tonnage and number of shipment decreases were mostly related to the COVID-19 pandemic during the last two weeks of the quarter.

Operating expenses

For the three months ended March 31, 2020, materials and services expenses, net of fuel surcharge revenue, decreased $1.8 million or 3%, partly due to a $0.7 million decrease in sub-contractor costs combined with a $0.6 million decrease in external labor cost. Personnel expenses as a percentage of revenue increased from 30.7% in 2019 to 32.6% in 2020, as a function of the decrease in revenue. Other operating expenses decreased $1.0 million in the first quarter of 2020, mainly due to a $0.7 million reduction in IT cost. Depreciation of property and equipment increased $0.4 million, or 13%, when compared to Q1 2019, mostly due to higher rolling stock and hardware depreciation.

Operating income

Operating income for the three-months ended March 31, 2020 decreased by 26% or $5.5 million compared to the first quarter of 2019 and the operating margin was 11.1% in the first quarter of 2020 compared to 14.3% for the same period in 2019.

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Management’s Discussion and Analysis

Less-Than-Truckload

(unaudited)		Three months ended March 31
(in thousands of dollars)	2020	%	2019	%
Total revenue	208,363		240,897
Fuel surcharge	(28,169)		(32,911)
Revenue	180,194	100.0%	207,986	100.0%
Materials and services expenses (net of fuel surcharge)	89,170	49.5%	108,462	52.1%
Personnel expenses	48,913	27.1%	54,386	26.1%
Other operating expenses	7,605	4.2%	10,058	4.8%
Depreciation of property and equipment	6,465	3.6%	6,046	2.9%
Depreciation of right-of-use assets	7,761	4.3%	8,091	3.9%
Amortization of intangible assets	2,786	1.5%	2,748	1.3%
Gain on sale of rolling stock and equipment	(177)	-0.1%	(46)	-0.0%
Gain on derecognition of right-of-use assets	(10)	-0.0%	-	-%
Gain on sale of assets held for sale	-	-	(9,401)	-4.5%
Operating income	17,681	9.8%	27,642	13.3%
Adjusted EBITDA	34,693	19.3%	35,126	16.9%

Operational data		Three months ended March 31
(unaudited)	2020	2019	Variance	%
Adjusted operating ratio	90.2%	91.2%
Revenue per hundredweight (excluding fuel)	$13.27	$12.82	$0.45	3.5%
Revenue per shipment (including fuel)	$332.32	$319.92	$12.40	3.9%
Tonnage (in thousands of tons)	679	811	(132)	-16.3%
Shipments (in thousands)	627	753	(126)	-16.7%
Average weight per shipment (in lbs)	2,166	2,154	12	0.6%
Average length of haul (in miles)	808	838	(30)	-3.6%
Vehicle count, average	976	1,031	(55)	-5.3%

Revenue

For the three months ended March 31, 2020, the LTL segment’s revenue was $180.2 million, a $27.8 million, or 13%, decrease when compared to the same period in 2019. The decrease in revenue is due to a 16.3% decrease in tonnage partially offset by a 3.5% increase in revenue per hundredweight (excluding fuel). The decrease in tonnage was entirely the result of a 16.7% decrease in shipments. The decrease was driven by a change in the customer selection to shed low margin freight and to the COVID-19 pandemic in the last two weeks of the quarter. For the quarter ended March 31, 2020, the LTL segment improved its yield as reflected by the 3.5% increase in revenue per hundredweight (excluding fuel) that went from $12.82 in Q1 2019 to $13.27 in Q1 2020.

Operating expenses

For the three months ended March 31, 2020, materials and services expenses, net of fuel surcharge revenue, decreased $19.3 million, or 18%, due to a $15.9 million decrease in sub-contractor cost, mostly attributable to decrease in tonnage, combined with a $2.5 million decrease in rolling stock maintenance and repair cost. Following the same trend, personnel expenses decreased 10% year-over-year. Other operating expenses decreased $2.5 million in the first quarter of 2020, mainly due to a $1.0 million reduction in IT cost combined with a $0.9 million reduction in real estate cost.

Operating income

Operating income for the three months ended March 31, 2020 decreased $10.0 million, or 36%, when compared to the same period in 2019. This decrease is mostly related to a $9.4 million gain on sale of assets held for sale that was recorded in the first quarter of 2019 following the sale of one property. Excluding this gain, operating income of the LTL segment for the first quarter decreased $0.6 million, or 3%, when compared to the first quarter of 2019. As a percentage of revenue, operating income was 9.8% during the first quarter of 2020, versus 13.3% for the same period in 2019.

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Management’s Discussion and Analysis

Truckload

(unaudited)		Three months ended March 31
(in thousands of dollars)	2020	%	2019	%
Total revenue	605,694		600,535
Fuel surcharge	(72,206)		(73,388)
Revenue	533,488	100.0%	527,147	100.0%
Materials and services expenses (net of fuel surcharge)	222,479	41.7%	230,891	43.8%
Personnel expenses	181,586	34.0%	176,831	33.5%
Other operating expenses	18,065	3.4%	17,158	3.3%
Depreciation of property and equipment	46,105	8.6%	42,265	8.0%
Depreciation of right-of-use assets	9,382	1.8%	7,055	1.3%
Amortization of intangible assets	6,736	1.3%	7,103	1.3%
Gain on sale of rolling stock and equipment	(3,180)	-0.6%	(4,204)	-0.8%
Gain on derecognition of right-of-use assets	(28)	-0.0%	-	-
Gain on sale of assets held for sale	(10,661)	-2.0%	(696)	-0.1%
Operating income	63,004	11.8%	50,744	9.6%
Adjusted EBITDA	114,566	21.5%	106,471	20.2%

Operational data (unaudited)		Three months ended March 31
(all Canadian dollars unless otherwise specified)	2020	2019	Variance	%
U.S. based Conventional TL
Revenue (in thousands of U.S. dollars)	157,243	163,749	(6,506)	-4.0%
Adjusted operating ratio	93.4%	92.4%
Total mileage (in thousands)	87,630	88,588	(958)	-1.1%
Tractor count, average	2,939	3,001	(62)	-2.1%
Trailer count, average	10,778	11,035	(257)	-2.3%
Tractor age	2.0	2.1	(0.1)	-4.8%
Trailer age	6.6	6.9	(0.3)	-4.3%
Number of owner operators, average	438	398	40	10.1%
Canadian based Conventional TL
Revenue (in thousands of dollars)	70,279	77,882	(7,603)	-9.8%
Adjusted operating ratio	87.8%	86.2%
Total mileage (in thousands)	23,395	25,536	(2,141)	-8.4%
Tractor count, average	640	720	(80)	-11.1%
Trailer count, average	2,835	2,932	(97)	-3.3%
Tractor age	2.2	2.5	(0.3)	-12.0%
Trailer age	5.5	5.6	(0.1)	-1.8%
Number of owner operators, average	308	353	(45)	-12.7%
Specialized TL
Revenue (in thousands of dollars)	253,211	235,964	17,247	7.3%
Adjusted operating ratio	88.2%	90.4%
Tractor count, average	2,065	1,771	294	16.6%
Trailer count, average	5,986	5,519	467	8.5%
Tractor age	3.9	3.7	0.2	5.4%
Trailer age	12.0	10.0	2.0	20.0%
Number of owner operators, average	1,154	1,192	(38)	-3.2%

Revenue

For the three months ended March 31, 2020, TL revenue excluding fuel surcharge increased by $6.3 million or 1%, from $527.1 million in Q1 2019 to $533.5 million in Q1 2020, mainly due to business acquisitions’ contribution of $33.6 million and favorable currency fluctuations of $2.8 million, offset by a decrease in revenue from existing operations of $30.1 million. For conventional TL operations in Canada, average revenue per tractor increased by 4.3%, explained by an increase in revenue per total mile of 0.6% and an increase in total miles per tractor of 3.7%. Conventional TL operations in the U.S. experienced a decrease in average revenue per tractor of 2.9% as a result of a 2.4% decrease in revenue per total mile and a 0.4% decrease in total miles per tractor.

As part of its asset-light strategy, the TL segment brokerage revenue decreased by $3.5 million or 5%, to $70.7 million, mainly due to intersegment reorganisations. The brokerage gross margins increased to 19.9% in the first quarter of 2020 from 18.2% in the same quarter last year.

Operating expenses

For the three months ended March 31, 2020, operating expenses, including business acquisition impact and net of fuel surcharge, decreased by $5.9 million or 1%, from $476.4 million in Q1 2019 to $470.5 million in Q1 2020. Material and services expenses, net of fuel surcharge, decreased by 4% compared to the first quarter of 2019. Personnel expenses and other operating expenses remained steady in the first quarter year over year and as a

| 10

Management’s Discussion and Analysis

percentage of revenue. The Company continues to improve its cost structure and increase the efficiency and profitability of its existing fleet and network of independent contractors.

Gain on sale of property

For the three months ended March 31, 2020, a $10.6 million gain on sale of assets held for sale was recorded in the Truckload segment following the sale of one property for total consideration of $14.8 million. This disposal was a result of management’s continued efforts to improve efficiencies and benefit from economies of scale through the consolidation of operating locations.

Operating income

The TL segment’s operating ratio improved to 88.2% in the first quarter of 2020 compared to 90.4% in Q1 2019, resulting in an increase of $12.3 million in operating income, or 24%. Operating income in the TL segment reached $63.0 million in Q1 2020, up from $50.7 million in Q1 2019. This is mainly due to higher quality of freight, lower costs, and a more efficient truckload freight network.

Logistics

(unaudited)		Three months ended March 31
(in thousands of dollars)	2020	%	2019	%
Total revenue	277,322		232,653
Fuel surcharge	(8,555)		(8,378)
Revenue	268,767	100.0%	224,275	100.0%
Materials and services expenses (net of fuel surcharge)	191,877	71.4%	157,800	70.4%
Personnel expenses	35,382	13.2%	30,190	13.5%
Other operating expenses	11,584	4.3%	10,452	4.7%
Depreciation of property and equipment	832	0.3%	623	0.3%
Depreciation of right-of-use assets	4,029	1.5%	4,670	2.1%
Amortization of intangible assets	5,450	2.0%	5,355	2.4%
Bargain purchase gain	(5,584)	-2.1%	-	-
Loss on sale of rolling stock and equipment	6	0.0%	27	0.0%
Gain on derecognition of right-of-use assets	(766)	-0.3%	(6)	-0.0%
Operating income	25,957	9.7%	15,164	6.8%
Adjusted EBITDA	30,684	11.4%	25,812	11.5%

Revenue

For the three months ended March 31, 2020, revenue increased by $44.5 million, or 20%, from $224.3 million in 2019 to $268.8 million in 2020. Excluding business acquisitions, revenue decreased by $14.0 million, or 6%, mainly attributable to lower volumes and non-recurring business in the prior year period.

Approximately 63% (2019 - 59%) of the Logistics segment’s revenues in the quarter were generated from operations in the U.S. and approximately 37% (2019 - 41%) were generated from operations in Canada and Mexico.

Operating expenses

For the three months ended March 31, 2020, total operating expenses, net of fuel surcharge, increased by $33.7 million, or 16%, from $209.1 million in Q1 2019 to $242.8 million. The increase is in line with the increase in revenues.

As a percentage of revenue, materials and services expenses, net of fuel surcharge, increased by 0.1 percentage points of revenue in the first quarter of 2020 mainly from higher sub-contractors’ costs. Personnel expenses decreased by 0.3 percentage points of revenue due to synergies from acquisitions. Overall, the total operating expense, excluding business acquisitions, improved by 0.7 percentage points of revenue from 93.2% in 2019 to 92.6% in 2020.

A bargain purchase gain of $5.6 million was recognized on the acquisition of the Courier Services business of R.R. Donnelley, as the fair market value of the assets acquired exceeded the purchase price.

Operating income

The operating income for the three months ended March 31, 2020 increased by $10.8 million, or 71%, from $15.2 million in 2019 to $26.0 million in 2020. The increase is attributable to a $5.6 million bargain purchase gain and to the business acquisitions which have been integrated into existing operations resulting in operational efficiencies due to a higher density of volume.

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Management’s Discussion and Analysis

LIQUIDITY AND CAPITAL RESOURCES

Sources and uses of cash

(unaudited)	Three months ended
(in thousands of dollars)		March 31
	2020	2019
Sources of cash:
Net cash from operating activities	191,745	160,698
Proceeds from sale of property and equipment	10,806	16,792
Proceeds from sale of assets held for sale	14,863	17,593
Net proceeds from long-term debt	-	109,260
Net proceeds from share issuance	288,475	-
Others	26,276	4,905
Total sources	532,165	309,248
Uses of cash:
Purchases of property and equipment	33,280	50,884
Business combinations, net of cash acquired	14,646	102,451
Net variance in cash and bank indebtedness	135,392	13,760
Net repayment of long-term debt	256,745	-
Repayment of lease liabilities	26,227	23,752
Dividends paid	21,177	20,735
Repurchase of own shares	43,757	96,600
Others	941	1,066
Total usage	532,165	309,248

Cash flow from operating activities

For the three-month period ended March 31, 2020, net cash from operating activities increased by 19% to $191.7 million from $160.7 million in 2019. This $31.0 million increase is attributable to positive changes in cash generated from operating activities driven by stronger operating results and a reduction in incomes taxes paid of $19.7 million compared to the previous year due to lower annual tax payments, deferred tax installments in Canada, and payroll tax relief in the U.S. as allowed as part of the COVID-19 stimulus packages in the respective countries.

Cash flow used in investing activities Property and equipment

The following table presents the additions of property and equipment by category for the three-month periods ended March 31, 2020 and 2019.

(unaudited)	Three months ended
(in thousands of dollars)		March 31
	2020	2019
Additions to property and equipment:
Purchases as stated on cash flow statements	33,280	50,884
Non-cash adjustments	2,986	1,292
	36,266	52,176
Additions by category:
Land and buildings	2,034	987
Rolling stock	27,701	47,996
Equipment	6,531	3,193
	36,266	52,176

The Company invests in new equipment to maintain its quality of service while minimizing maintenance costs. Its capital expenditures reflect the level of reinvestment required to keep its equipment in good order and to maintain a strategic allocation of its capital resources.

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Management’s Discussion and Analysis

In the normal course of activities, the Company constantly renews its rolling stock equipment generating regular proceeds and gain or loss on disposition. The following table indicates the proceeds and gains or losses from sale of property and equipment and assets held for sale by category for the three-month periods ended March 31, 2020 and 2019.

(unaudited)	Three months ended
(in thousands of dollars)		March 31
	2020	2019
Proceeds by category:
Land and buildings	14,708	16,516
Rolling stock	10,938	17,811
Equipment	23	58
	25,669	34,385
Gains (losses) by category:
Land and buildings	10,646	9,412
Rolling stock	3,384	5,097
Equipment	(5)	-
	14,025	14,509

Business acquisitions

For the three-month period ended March 31, 2020, cash used in business acquisitions totalled $14.6 million to acquire one business. Refer to the section of this report entitled “2020 business acquisitions” and further information can be found in note 5 of the March 31, 2020 unaudited condensed consolidated interim financial statements.

Cash flow used in investing activities

Common shares

On February 13, 2020 the Company issued common shares in the United States and Canada as part of its initial public offering in the United States raising net proceeds of $288.5 million.

Free cash flow

(unaudited)
(in thousands of dollars)	Three months ended
		March 31
	2020	2019
Net cash from operating activities	191,745	160,698
Additions to property and equipment	(36,266)	(52,176)
Proceeds from sale of property and equipment	10,806	16,792
Proceeds from sale of assets held for sale	14,863	17,593
Free cash flow[1]	181,148	142,907

The Company’s objectives when managing its cash flow from operations are to ensure proper capital investment in order to provide stability and competitiveness for its operations, to ensure sufficient liquidity to pursue its growth strategy, and to undertake selective business acquisitions within a sound capital structure and a solid financial position.

For the three-month period ended March 31, 2020, TFI International generated free cash flow of $181.1 million, compared to $142.9 million in the same period in 2019, which represents a year-over-year increase of $38.2 million. This increase is mainly due to more net cash from operating activities of $31.0 million, largely stemming from the reduction of income tax payments which had a positive impact of $19.7 million and from improved operating results.

The Company’s free cash flow conversion, which measures the level of capital employed to generate earnings, improved for the three months ended March 31, 2020 to 88.4% from 82.2% in the prior year period, due a higher volume of net capital expenditures in 2019 and improved operating results.

Based on the March 31, 2020 closing share price of $31.05, the free cash flow generated by the Company in the last twelve months ($501.2 million) represented a yield of 18.5%.

____________________
1 Refer to the section “Non-IFRS financial measures”.

| 13

Management’s Discussion and Analysis

Financial position

(unaudited)	As at	As at	As at
(in thousands of dollars)	March 31, 2020	December 31, 2019	December 31, 2018*
Total assets	4,732,576	4,557,255	4,049,960
Long-term debt	1,531,899	1,744,687	1,584,423
Lease liabilities	455,542	461,842	-
Shareholders' equity	1,867,348	1,505,689	1,576,854

* The current period figures include the impacts from the adoption of IFRS 16 Leases as discussed in note 3 of the 2019 audited consolidated financial statements. As is permitted with this new standard, comparative information has not been restated and, therefore, may not be comparable.

Compared to December 31, 2019, the Company’s total assets and shareholder’s equity increased, mainly as a result of issuance of common shares, injecting $288.5 million of cash into the total assets.

As at March 31, 2020, the Company’s working capital (current assets less current liabilities) was $165.2 million compared to $50.6 million as at December 31, 2019. The increase is mainly attributable to the cash on hand as at March 31, 2020 of $131.1 million compared to a bank indebtedness balance of $3.8 million as at December 31, 2019, net of a decrease in other short term assets of $24.8 million as the payment for the promissory note was received.

Contractual obligations, commitments, contingencies and off-balance sheet arrangements

The following table indicates the Company’s contractual obligations with their respective maturity dates at March 31, 2020, excluding future interest payments.

(unaudited)		Less than	1 to 3	3 to 5	After
(in thousands of dollars)	Total	1 year	years	years	5 years
Unsecured revolving facility - June 2023	379,725	-	-	379,725	-
Unsecured term loan - June 2021 & 2022	610,000	-	610,000	-	-
Unsecured debenture - December 2024	200,000	-	-	200,000	-
Unsecured senior notes - December 2026	210,840	-	-	-	210,840
Conditional sales contracts	136,156	40,891	68,294	26,027	944
Lease liabilities	455,542	102,521	157,893	91,976	103,152
Total contractual obligations	1,992,263	143,412	836,187	697,728	314,936

The following table indicates the Company’s financial covenants to be maintained under its credit facility. These covenants are measured on a consolidated rolling twelve-month basis and are calculated as prescribed by the credit agreement which, among other things, requires the exclusion of the impact of IFRS 16 Leases:

Covenants		As at
	Requirements	March 31, 2020
Funded debt-to- EBITDA ratio [ratio of total debt plus letters of credit and some other long-term liabilities to earnings before interest, income tax, depreciation and amortization ( EBITDA ), including last twelve months adjusted EBITDA from business acquisitions][1]	< 3.50	1.98
EBITDAR-to-interest and rent ratio [ratio of EBITDAR (EBITDA before rent and including last twelve months adjusted EBITDAR from business acquisitions) to interest and net rent expenses]	> 1.75	4.57

1 The Funded debt-to-EBITDA ratio is based on gross debt, the cash on hand of $131.1 million is excluded from the calculation of this measure.

As at March 31, 2020, the Company had $42.6 million of outstanding letters of credit ($41.7 million on December 31, 2019).

As at March 31, 2020, the Company had $89.0 million of purchase commitments and $40.7 million of purchase orders that the Company intends to enter into a lease that is expected to materialize within a year (December 31, 2019 - $35.2 million and $12.0 million, respectively).

Dividends and outstanding share data Dividends

The Company declared $22.7 million in dividends, or $0.26 per common share, in the first quarter of 2020. On April 21, 2020, the Board of Directors approved a quarterly dividend of $0.26 per outstanding common share of the Company’s capital, for an expected aggregate payment of $22.7 million to be paid on July 15, 2020 to shareholders of record at the close of business on June 30, 2020.

NCIB on common shares

Pursuant to the renewal of the normal course issuer bid (“NCIB”), which began on October 2, 2019 and expires on October 1, 2020, the Company is authorized to repurchase for cancellation up to a maximum of 7,000,000 of its common shares under certain conditions. As at March 31, 2020, and since the inception of this NCIB, the Company has repurchased and cancelled 1,976,165 common shares.

| 14

Management’s Discussion and Analysis

For the three-month period ended March 31, 2020, the Company repurchased 1,297,065 common shares (as compared to 2,498,400 during the same period in 2019) at a weighted average price of $33.74 per share (as compared to $38.66 in 2019) for a total purchase price of $43.8 million (as compared to $96.6 million in 2019).

Outstanding shares, stock options, restricted share units, performance share units

A total of 87,125,884 common shares were outstanding as at March 31, 2020 (December 31, 2019 - 81,450,326). There was no material change in the Company’s outstanding share capital between March 31, 2020 and April 21, 2020.

As at March 31, 2020, the number of outstanding options to acquire common shares issued under the Company’s stock option plan was 4,346,129 (December 31, 2019 - 4,421,866) of which 3,570,816, were exercisable (December 31, 2019 - 3,039,635). Each stock option entitles the holder to purchase one common share of the Company at an exercise price based on the volume-weighted average trading price of the Company’s shares for the last five trading days immediately preceding the effective date of the grant.

As at March 31, 2020, the number of restricted share units (“RSUs”) granted under the Company’s equity incentive plan to its senior employees was 385,027 (December 31, 2019 - 239,340). On February 7, 2020, the Board of Directors approved the grant of 145,218 RSUs under the Company’s equity incentive plan. The RSUs will vest in February of the third year following the grant date. Upon satisfaction of the required service period, the plan provides for settlement of the award through shares.

As at March 31, 2020, the number of performance share units (“PSUs”) granted under the Company’s equity incentive plan to its senior employees was 145,218 (December 31, 2019 - nil). On February 7, 2020, the Board of Directors approved the grant of 145,218 PSUs under the Company’s equity incentive plan. The PSUs will vest in February of the third year following the grant date. Upon satisfaction of the required service period, the plan provides for settlement of the award through shares.

Legal proceedings

The Company is involved in litigation arising from the ordinary course of business primarily involving claims for bodily injury and property damage. It is not feasible to predict or determine the outcome of these or similar proceedings. However, the Company believes the ultimate recovery or liability, if any, resulting from such litigation individually or in total would not materially adversely nor positively affect the Company’s financial condition or performance and, if necessary, has been provided for in the financial statements.

OUTLOOK

North American economic growth continued into early March, with unemployment near multi-decade lows and favorable readings for both consumer confidence and business optimism. Headwinds from international trade negotiations and other geopolitical uncertainties persisted, but the operating environment for the transportation and logistics industry was solid despite industry overcapacity concerns that had only just started to abate.

Following the onset of the Coronavirus (COVID-19) pandemic, many of the end markets served by the Company have remained strong, such as the transport of essential household goods, medical products and eCommerce-related transportation. Others have weakened, notably business-to-business (B2B) and transportation for the apparel and automobile industries. Due to COVID-19 and the resulting social distancing and economic shut downs, the business outlook lacks its normal clarity, but transportation and logistics has been deemed an essential service and TFI International has remained fully operational with uninterrupted service, by leveraging its integrated and far-reaching network.

Looking ahead, there is risk that Coronavirus-related economic disruption is prolonged, further weakening the end markets served by TFI’s operating companies and causing further declines in freight volumes and pricing. However, management believes the Company is well prepared to navigate any further deterioration in the economic landscape, given its strong liquidity and conservative balance sheet, in addition to its already lean operations due to a longstanding focus on profitability, efficiency, and the rationalization of assets to avoid internal overcapacity.

In addition, in March TFI quickly moved to institute temporary cost saving measures in light of the COVID-19 pandemic, while approaching all decisions in a manner that should enable the Company to emerge even stronger and quickly resume its growth once operating conditions normalize. Current cost saving initiatives span all operating companies and the entire workforce, and include a reduction of wages for all executives, a workweek reduction for over a thousand full-time employees, and a reduction-in-force which management expects to be temporary.

In summary, TFI International believes it is uniquely positioned to distinguish itself during the current period of economic uncertainty through consistent adherence to its operating principles, including the intense customer focus exhibited by its many dedicated professionals. Regardless of economic conditions, it remains TFI’s goal to build long-term value for shareholders and the Company remains well positioned to do so.

| 15

Management’s Discussion and Analysis

 SUMMARY OF EIGHT MOST RECENT QUARTERLY RESULTS

(unaudited) - (in millions of dollars, except per share data)
	Q1’20	Q4’19*	Q3’19*	Q2’19*	Q1’19*	Q4’18**	Q3’18**	Q2’18**
Total revenue	1,240.5	1,305.5	1,304.8	1,337.8	1,230.8	1,321.4	1,287.6	1,317.7
Adjusted EBITDA from continuing operatings[1]	200.5	215.7	221.7	236.3	187.6	180.7	190.0	186.7
Operating income from continuing operations	118.5	122.5	132.0	149.0	104.9	103.3	128.2	123.6
Net income	75.8	74.8	82.6	87.7	65.1	76.7	86.7	80.4
EPS - basic	0.89	0.92	1.00	1.04	0.76	0.88	0.99	0.92
EPS - diluted	0.88	0.90	0.98	1.01	0.74	0.85	0.96	0.89
Net income from continuing operations	75.8	76.5	82.6	100.2	65.1	76.7	86.7	80.4
EPS from continuing operations - basic	0.89	0.94	1.00	1.19	0.76	0.88	0.99	0.92
EPS from continuing operations - diluted	0.88	0.92	0.98	1.16	0.74	0.85	0.96	0.89
Adjusted net income from continuing operations[1]	71.3	79.2	88.1	102.0	67.1	86.3	95.0	89.9
Adjusted EPS from continuing operations - diluted[1]	0.83	0.95	1.04	1.18	0.77	0.96	1.05	0.99

* Recasted for changes in presentation, see note 18 in the unaudited condensed consolidated interim financial statements.

** The current period results include the impacts from the adoption of IFRS 16 Leases as discussed in note 3 of the 2019 audited consolidated financial statements. As is permitted with this new standard, comparative information has not been restated and, therefore, may not be comparable.

The differences between the quarters are mainly the result of seasonality (softer in Q1) and business acquisitions. Higher 2020 and 2019 operating income was also driven by strong execution across the organization, increased quality of revenue, and cost efficiencies.

NON-IFRS FINANCIAL MEASURES

Financial data have been prepared in conformity with IFRS, including the following measures:

Operating expenses: Operating expenses include: a) materials and services expenses, which are primarily costs related to independent contractors and vehicle operation; vehicle operation expenses, which primarily include fuel, repairs and maintenance, vehicle leasing costs, insurance, permits and operating supplies; b) personnel expenses; c) other operating expenses, which are primarily composed of costs related to offices’ and terminals’ rent, taxes, heating, telecommunications, maintenance and security and other general administrative expenses; d) depreciation of property and equipment, depreciation of right-of-use assets, amortization of intangible assets and gain or loss on the sale of rolling stock and equipment, on derecognition of right-of use assets and on sale of land and buildings and assets held for sale; e) bargain purchase gain; and f) impairment of intangible assets.

Operating income (loss) from continuing operations: Net income or loss from continuing operations before finance income and costs and income tax expense, as stated in the unaudited condensed consolidated interim financial statements.

This MD&A includes references to certain non-IFRS financial measures as described below. These non-IFRS measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation, in addition to, not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The terms and definitions of IFRS and non-IFRS measures used in this MD&A and a reconciliation of each non-IFRS measure to the most directly comparable IFRS measure are provided below.

Adjusted net income from continuing operations: Net income or loss excluding amortization of intangible assets related to business acquisitions, net change in the fair value and accretion expense of contingent considerations, net change in the fair value of derivatives, net foreign exchange gain or loss, impairment of intangible assets, bargain purchase gain, gain or loss on sale of land and buildings, assets held for sale and intangible assets, and loss from discontinued operations, net of tax. In presenting an adjusted net income from continuing operations and adjusted EPS from continuing operations, the Company’s intent is to help provide an understanding of what would have been the net income and earnings per share in a context of significant business combinations and excluding specific impacts and to reflect earnings from a strictly operating perspective. The amortization of intangible assets related to business acquisitions comprises amortization expense of customer relationships, trademarks and non-compete agreements accounted for in business combinations and the income tax effects related to this amortization. Management also believes, in excluding amortization of intangible assets related to business acquisitions, it provides more information on the amortization of intangible asset expense portion, net of tax, that will not have to be replaced to

____________________
1 Refer to the section “Non-IFRS financial measures”.

| 16

Management’s Discussion and Analysis

preserve the Company’s ability to generate similar future cash flows. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring. See reconciliation on page 6.

Adjusted earnings per share (adjusted “EPS”) from continuing operations - basic: Adjusted net income from continuing operations divided by the weighted average number of common shares.

Adjusted EPS from continuing operations - diluted: Adjusted net income from continuing operations divided by the weighted average number of diluted common shares.

Adjusted EBITDA from continuing operations: Net income or loss from continuing operations before finance income and costs, income tax expense, depreciation, amortization, impairment of intangible assets, bargain purchase gain, and gain or loss on sale of land and buildings, assets held for sale and intangible assets. Segmented adjusted EBITDA refers to operating income (loss) before depreciation, amortization, impairment of intangible assets, bargain purchase gain, and gain or loss on sale of land and buildings, assets held for sale and intangible assets. Management believes adjusted EBITDA from continuing operations to be a useful supplemental measure. Adjusted EBITDA from continuing operations is provided to assist in determining the ability of the Company to assess its performance.

Consolidated adjusted EBITDA reconciliation:

(unaudited)	Three months ended
(in thousands of dollars)		March 31
	2020	2019	*
Net income	75,760	65,103
Net finance costs	19,202	19,126
Income tax expense	23,499	20,688
Depreciation of property and equipment	57,090	52,433
Depreciation of right-of-use assets	25,653	24,514
Amortization of intangible assets	15,559	15,789
Bargain purchase gain	(5,584)	-
Loss on sale of land and buildings	2	-
Gain on sale of assets held for sale	(10,659)	(10,097)
Adjusted EBITDA	200,522	187,556

* Recasted for changes in presentation, see note 18 in the unaudited condensed consolidated interim financial statements.

Segmented adjusted EBITDA reconciliation:

(unaudited)	Three months ended
(in thousands of dollars)		March 31
	2020	2019 *
Package and Courier
Operating income	15,504	21,000
Depreciation and amortization	8,360	8,034
Loss on sale of land and buildings	2	-
Loss on sale of assets held for sale	2	-
Adjusted EBITDA	23,868	29,034
Less-Than-Truckload
Operating income	17,681	27,642
Depreciation and amortization	17,012	16,885
Gain on sale of assets held for sale	-	(9,401)
Adjusted EBITDA	34,693	35,126
Truckload
Operating income	63,004	50,744
Depreciation and amortization	62,223	56,423
Gain on sale of assets held for sale	(10,661)	(696)
Adjusted EBITDA	114,566	106,471
Logistics
Operating income	25,957	15,164
Depreciation and amortization	10,311	10,648
Bargain purchase gain	(5,584)	-
Adjusted EBITDA	30,684	25,812

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Management’s Discussion and Analysis

(unaudited)	Three months ended
(in thousands of dollars)		March 31
	2020	2019 *
Corporate
Operating loss	(3,685)	(9,633)
Depreciation and amortization	396	746
Adjusted EBITDA	(3,289)	(8,887)

* Recasted for changes in presentation, see note 18 in the unaudited condensed consolidated interim financial statements.

Adjusted EBITDA margin is calculated as adjusted EBITDA as a percentage of revenue before fuel surcharge.

Free cash flow conversion: Adjusted EBITDA less net capital expenditures (excluding property), divided by the adjusted EBITDA.

Free cash flow conversion reconcilliation:

(unaudited)	Three months ended
(in thousands of dollars)		March 31
	2020	2019 *
Net income	75,760	65,103
Net finance costs	19,202	19,126
Income tax expense	23,499	20,688
Depreciation of property and equipment	57,090	52,433
Depreciation of right-of-use assets	25,653	24,514
Amortization of intangible assets	15,559	15,789
Bargain purchase gain	(5,584)	-
Loss on sale of land and buildings	2	-
Gain on sale of assets held for sale	(10,659)	(10,097)
Adjusted EBITDA	200,522	187,556
Additions to rolling stock and equipment	(34,232)	(51,189)
Proceeds from sale of rolling stock and equipment	10,961	17,869
Adjusted EBITDA net of net capex, excluding property	177,251	154,236
Free cash flow conversion	88.4%	82.2%

* Recasted for changes in presentation, see note 18 in the unaudited condensed consolidated interim financial statements.

Free cash flow: Net cash from operating activities less additions to property and equipment plus proceeds from sale of property and equipment and assets held for sale. Management believes that this measure provides a benchmark to evaluate the performance of the Company in regard to its ability to meet capital requirements. See reconciliation on page 13.

Operating margin is calculated as operating income (loss) as a percentage of revenue before fuel surcharge.

Adjusted operating ratio: Operating expenses before impairment of intangible assets, bargain purchase gain, and gain or loss on sale of land and buildings, assets held for sale and intangible assets (“Adjusted operating expenses”), net of fuel surcharge revenue, divided by revenue before fuel surcharge. Although the adjusted operating ratio is not a recognized financial measure defined by IFRS, it is a widely recognized measure in the transportation industry, which the Company believes provides a comparable benchmark for evaluating the Company’s performance. Also, to facilitate the comparison of business level activity and operating costs between periods, the Company compares the revenue before fuel surcharge (“revenue”) and reallocates the fuel surcharge revenue to materials and services expenses within operating expenses.

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Management’s Discussion and Analysis

Consolidated adjusted operating ratio reconciliation:

(unaudited)	Three months ended
(in thousands of dollars)		March 31
	2020	2019	*
Operating expenses	1,122,021	1,125,900
Bargain purchase gain	5,584	-
Loss on sale of land and building	(2)	-
Gain on sale of assets held for sale	10,659	10,097
Adjusted operating expenses	1,138,262	1,135,997
Fuel surcharge revenue	(127,826)	(133,381)
Adjusted operating expenses, net of fuel surcharge revenue	1,010,436	1,002,616
Revenue before fuel surcharge	1,112,656	1,097,436
Adjusted operating ratio	90.8%	91.4%

* Recasted for changes in presentation, see note 18 in the unaudited condensed consolidated interim financial statements.

Less-Than-Truckload and Truckload reportable segments adjusted operating ratio reconciliation and Truckload operating segments reconciliations:

(unaudited)	Three months ended
(in thousands of dollars)		March 31
	2020	2019
Less-Than-Truckload
Total revenue	208,363	240,897
Total operating expenses	190,682	213,255
Operating income	17,681	27,642
Operating expenses	190,682	213,255
Gain on sale of assets held for sale	-	9,401
Adjusted operating expenses	190,682	222,656
Fuel surcharge revenue	(28,169)	(32,911)
Adjusted operating expenses, net of fuel surcharge revenue	162,513	189,745
Revenue before fuel surcharge	180,194	207,986
Adjusted operating ratio	90.2%	91.2%
Truckload
Total revenue	605,694	600,535
Total operating expenses	542,690	549,791
Operating income	63,004	50,744
Operating expenses	542,690	549,791
Gain on sale of assets held for sale	10,661	696
Adjusted operating expenses	553,351	550,487
Fuel surcharge revenue	(72,206)	(73,388)
Adjusted operating expenses, net of fuel surcharge revenue	481,145	477,099
Revenue before fuel surcharge	533,488	527,147
Adjusted operating ratio	90.2%	90.5%
Truckload - Revenue before fuel surcharge
U.S. based Conventional TL	211,251	217,606
Canadian based Conventional TL	70,279	77,882
Specialized TL	253,211	235,964
Eliminations	(1,253)	(4,305)
	533,488	527,147
Truckload - Fuel surcharge revenue
U.S. based Conventional TL	34,581	37,318
Canadian based Conventional TL	8,782	10,567
Specialized TL	28,895	26,224
Eliminations	(52)	(721)
	72,206	73,388

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Management’s Discussion and Analysis

(unaudited)	Three months ended
(in thousands of dollars)		March 31
	2020	2019
Truckload - Operating income
U.S. based Conventional TL	13,997	16,507
Canadian based Conventional TL	8,539	10,777
Specialized TL	40,468	23,460
	63,004	50,744
U.S. based Conventional TL
Operating expenses*	231,835	238,417
Fuel surcharge revenue	(34,581)	(37,318)
Adjusted operating expenses, net of fuel surcharge revenue	197,254	201,099
Revenue before fuel surcharge	211,251	217,606
Adjusted operating ratio	93.4%	92.4%
Canadian based Conventional TL
Operating expenses*	70,522	77,672
Fuel surcharge revenue	(8,782)	(10,567)
Adjusted operating expenses, net of fuel surcharge revenue	61,740	67,105
Revenue before fuel surcharge	70,279	77,882
Adjusted operating ratio	87.8%	86.2%
Specialized TL
Operating expenses*	241,638	238,728
Gain on sale of assets held for sale	10,661	696
Adjusted operating expenses	252,299	239,424
Fuel surcharge revenue	(28,895)	(26,224)
Adjusted operating expenses, net of fuel surcharge revenue	223,404	213,200
Revenue before fuel surcharge	253,211	235,964
Adjusted operating ratio	88.2%	90.4%

* Operating expenses excluding intra TL eliminations

RISKS AND UNCERTAINTIES

The Company’s future results may be affected by a number of factors over many of which the Company has little or no control. The following discussion of risk factors contains forward-looking statements. The following issues, uncertainties and risks, among others, should be considered in evaluating the Company’s business, prospects, financial condition, results of operations and cash flows.

Competition. The Company faces growing competition from other transporters in Canada, the United States and Mexico. These factors, including the following, could impair the Company’s ability to maintain or improve its profitability and could have a material adverse effect on the Company’s results of operations:

  the Company competes with many other transportation companies of varying sizes, including Canadian, U.S. and Mexican transportation companies;

  the Company’s competitors may periodically reduce their freight rates to gain business, which may limit the Company’s ability to maintain or increase freight rates or maintain growth in the Company’s business;

  some of the Company’s customers are other transportation companies or companies that also operate their own private trucking fleets, and they may decide to transport more of their own freight or bundle transportation with other services;

  some of the Company’s customers may reduce the number of carriers they use by selecting so-called “core carriers” as approved service providers or by engaging dedicated providers, and in some instances the Company may not be selected;

  many customers periodically accept bids from multiple carriers for their shipping needs, and this process may depress freight rates or result in the loss of some of the Company’s business to competitors;

  the market for qualified drivers is highly competitive, particularly in the Company’s growing U.S. operations, and the Company’s inability to attract and retain drivers could reduce its equipment utilization and cause the Company to increase compensation, both of which would adversely affect the Company’s profitability;

  economies of scale that may be passed on to smaller carriers by procurement aggregation providers may improve their ability to compete with the Company;

  some of the Company’s smaller competitors may not yet be fully compliant with recently-enacted regulations, such as regulations requiring the use of electronic logging devices “ELDs” in the United States, which may allow such competitors to take advantage of additional driver productivity;

  advances in technology, such as advanced safety systems, automated package sorting, handling and delivery, vehicle platooning, alternative fuel vehicles, autonomous vehicle technology and digitization of freight services, may require the Company to increase investments in order to remain competitive,

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Management’s Discussion and Analysis

and the Company“s customers may not be willing to accept higher freight rates to cover the cost of these investments;

  the Company’s competitors may have better safety records than the Company or a perception of better safety records, which could impair the Company’s ability to compete;

  some high-volume package shippers, such as Amazon.com, are developing and implementing in-house delivery capabilities and utilizing independent contractors for deliveries, which could in turn reduce the Company’s revenues and market share;

  the Company’s brand names may be subject to adverse publicity (whether or not justified) and lose significant value, which could result in reduced demand for the Company’s services;

  competition from freight brokerage companies may materially adversely affect the Company’s customer relationships and freight rates; and

  higher fuel prices and, in turn, higher fuel surcharges to the Company’s customers may cause some of the Company’s customers to consider freight transportation alternatives, including rail transportation.

Regulation. In Canada, carriers must obtain licenses issued by provincial transport boards in order to carry goods inter-provincially or to transport goods within any province. Licensing from U.S. and Mexican regulatory authorities is also required for the transportation of goods in Canada, the United States, and Mexico. Any change in or violation of existing or future regulations could have an adverse impact on the scope of the Company’s activities. Future laws and regulations may be more stringent, require changes in the Company’s operating practices, influence the demand for transportation services or require the Company to incur significant additional costs. Higher costs incurred by the Company, or by the Company’s suppliers who pass the costs onto the Company through higher supplies and materials pricing, could adversely affect the Company’s results of operations.

In addition to the regulatory regime applicable to operations in Canada, the Company is increasing its operations in the United States, and is therefore increasingly subject to rules and regulations related to the U.S. transportation industry, including regulation from various federal, state and local agencies, including the Department of Transportation (“DOT”) (in part through the Federal Motor Carrier Safety Administration (“FMCSA”)), the Environmental Protection Agency (“EPA”) and the Department of Homeland Security. Drivers must, both in Canada and the United States, comply with safety and fitness regulations, including those relating to drug and alcohol testing, driver safety performance and hours of service. Weight and dimensions, exhaust emissions and fuel efficiency are also subject to government regulation. The Company may also become subject to new or more restrictive regulations relating to fuel efficiency, exhaust emissions, hours of service, drug and alcohol testing, ergonomics, on-board reporting of operations, collective bargaining, security at ports, speed limitations, driver training and other matters affecting safety or operating methods.

In the United States, there are currently two methods of evaluating the safety and fitness of carriers: the Compliance, Safety, Accountability (“CSA”) program, which evaluates and ranks fleets on certain safety-related standards by analyzing data from recent safety events and investigation results, and the DOT safety rating, which is based on an on-site investigation and affects a carrier’s ability to operate in interstate commerce. Additionally, the FMCSA has proposed rules in the past that would change the methodologies used to determine carrier safety and fitness.

Under the CSA program, carriers are evaluated and ranked against their peers based on seven categories of safety-related data. The seven categories of safety-related data currently include Unsafe Driving, Hours-of-Service Compliance, Driver Fitness, Controlled Substances/Alcohol, Vehicle Maintenance, Hazardous Materials Compliance and Crash Indicator (such categories known as “BASICs”). Carriers are grouped by category with other carriers that have a similar number of safety events (i.e. crashes, inspections, or violations) and carriers are ranked and assigned a rating percentile or score. If the Company were subject to any such interventions, this could have an adverse effect on the Company’s business, financial condition and results of operations. As a result, the Company’s fleet could be ranked poorly as compared to peer carriers. There is no guarantee that we will be able to maintain our current safety ratings or that we will not be subject to interventions in the future. The Company recruits first-time drivers to be part of its fleet, and these drivers may have a higher likelihood of creating adverse safety events under CSA. The occurrence of future deficiencies could affect driver recruitment in the United States by causing high-quality drivers to seek employment with other carriers or limit the pool of available drivers or could cause the Company’s customers to direct their business away from the Company and to carriers with higher fleet safety rankings, either of which would materially adversely affect the Company’s business, financial condition and results of operations. In addition, future deficiencies could increase the Company’s insurance expenses. Additionally, competition for drivers with favorable safety backgrounds may increase, which could necessitate increases in driver-related compensation costs. Further, the Company may incur greater than expected expenses in its attempts to improve unfavorable scores.

In December 2015, the U.S. Congress passed a new highway funding bill called Fixing America’s Surface Transportation Act (the “FAST Act”), which calls for significant CSA reform. The FAST Act directs the FMCSA to conduct studies of the scoring system used to generate CSA rankings to determine if it is effective in identifying high-risk carriers and predicting future crash risk. This study was conducted and delivered to the FMCSA in June 2017 with several recommendations to make the CSA program more fair, accurate and reliable. In June 2018, the FMCSA provided a report to the U.S. Congress outlining the changes it may make to the CSA program in response to the study. Such changes include the testing and possible adoption of a revised risk modeling theory, potential collection and dissemination of additional carrier data and revised measures for intervention thresholds. The adoption of such changes is contingent on the results of the new modeling theory and additional public feedback. Thus, it is unclear if, when and to what extent such changes to the CSA program will occur. The FAST Act is set to expire in September 2020, and the U.S. Congress has noted its intent to

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Management’s Discussion and Analysis

consider a multiyear highway measure that would update the FAST Act, which could lead to further changes to the CSA program. Any changes that increase the likelihood of the Company receiving unfavorable scores could materially adversely affect the Company’s results of operations and profitability.

In December 2016, the FMCSA issued a final rule establishing a national clearinghouse for drug and alcohol testing results and requiring motor carriers and medical review officers to provide records of violations by commercial drivers of FMCSA drug and alcohol testing requirements. Motor carriers in the United States will be required to query the clearinghouse to ensure drivers and driver applicants do not have violations of federal drug and alcohol testing regulations that prohibit them from operating commercial motor vehicles. The final rule became effective on January 4, 2017, with a compliance date of January 6, 2020. In December 2019, however, the FMCSA announced a final rule pursuant to which the compliance date for state driver’s licensing agencies for certain Drug and Alcohol Clearinghouse requirements were extended for three years. The December 2016 commercial driver’s license rule initially required states to request information from the clearinghouse about individuals prior to issuing, renewing, upgrading or transferring a commercial driver’s license. This new action will allow states to delay compliance with the requirement until January 2023.

In addition, other rules have been recently proposed or made final by the FMCSA, including (i) a rule requiring the use of speed-limiting devices on heavy-duty tractors to restrict maximum speeds, which was proposed in 2016, and (ii) a rule setting out minimum driver training standards for new drivers applying for commercial driver’s licenses for the first time and to experienced drivers upgrading their licenses or seeking a hazardous materials endorsement, which was made final in December 2016 with a compliance date in February 2020 (FMCSA officials recently delayed implementation of the final rule by two years). In July 2017, the DOT announced that it would no longer pursue a speed limiter rule, but left open the possibility that it could resume such a pursuit in the future. In 2019 U.S. Congressional representatives proposed a similar rule related to speed limiting devices. The effect of these rules, to the extent they become effective, could result in a decrease in fleet production and/or driver availability, either of which could materially adversely affect the Company’s business, financial condition and results of operations.

The Company currently has a satisfactory DOT rating for each of its U.S. operations, which is the highest available rating under the current safety rating scale. If the Company were to receive a conditional or unsatisfactory DOT safety rating, it could materially adversely affect the Company’s business, financial condition and results of operations as customer contracts may require a satisfactory DOT safety rating, and a conditional or unsatisfactory rating could materially adversely affect or restrict the Company’s operations and increase the Company’s insurance costs.

The FMCSA has proposed regulations that would modify the existing rating system and the safety labels assigned to motor carriers evaluated by the DOT. Under regulations that were proposed in 2016, the methodology for determining a carrier s DOT safety rating would be expanded to include the on-road safety performance of the carrier s drivers and equipment, as well as results obtained from investigations. Exceeding certain thresholds based on such performance or results would cause a carrier to receive an unfit safety rating. The proposed regulations were withdrawn in March 2017, but the FMCSA noted that a similar process may be initiated in the future. If similar regulations were enacted and the Company were to receive an unfit or other negative safety rating, the Company’s business would be materially adversely affected in the same manner as if it received a conditional or unsatisfactory safety rating under the current regulations. In addition, poor safety performance could lead to increased risk of liability, increased insurance, maintenance and equipment costs and potential loss of customers, which could materially adversely affect the Company’s business, financial condition and results of operations. The FMCSA also recently announced plans to conduct a new study on the causation of certain crashes. Although it remains unclear whether such a study will ultimately be undertaken and completed, the results of such a study could spur further proposed and/or final rules regarding safety and fitness in the United States.

From time to time, the FMCSA proposes and implements changes to regulations impacting hours-of-service. Such changes can negatively impact the Company’s productivity and affect its operations and profitability by reducing the number of hours per day or week the Company’s U.S. drivers and independent contractors may operate and/or disrupt the Company’s network. In August 2019, the FMCSA issued a proposal to make changes to its hours-of-service rules that would allow U.S. truck drivers more flexibility with their 30-minute rest break and with dividing their time in the sleeper berth. It would also extend by two hours the duty time for drivers encountering adverse weather, and extend the short haul exemption by lengthening the drivers maximum on-duty period from 12 hours to 14 hours. It is unclear how long the process of finalizing a final rule will take, if one does come to fruition. Any future changes to hours of service regulations could materially and adversely affect the Company’s operations and profitability.

The U.S. National Highway Traffic Safety Administration, the EPA and certain U.S. states, including California, have adopted regulations that are aimed at reducing tractor emissions and/or increasing fuel economy of the equipment the Company uses. Certain of these regulations are currently effective, with stricter emission and fuel economy standards becoming effective over the next several years. Other regulations have been proposed in the United States that would similarly increase these standards. U.S. federal and state lawmakers and regulators have also adopted or are considering a variety of other climate-change legal requirements related to carbon emissions and greenhouse gas emissions. These legal requirements could potentially limit carbon emissions within certain states and municipalities in the United States. Certain of these legal requirements restrict the location and amount of time that diesel-powered tractors (like the Company s) may idle, which may force the Company to purchase on-board power units that do not require the engine to idle or to alter the Company’s drivers behavior,

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Management s Discussion and Analysis

which might result in a decrease in productivity and/or an increase in driver turnover. All of these regulations have increased, and may continue to increase, the cost of new tractors and trailers and may require the Company to retrofit certain of its tractors and trailers, may increase its maintenance costs, and could impair equipment productivity and increase the Company’s operating costs, particularly if such costs are not offset by potential fuel savings. The occurrence of any of these adverse effects, combined with the uncertainty as to the reliability of the newly-designed diesel engines and the residual values of the Company’s equipment, could materially adversely affect the Company’s business, financial condition and results of operations. Furthermore, any future regulations that impose restrictions, caps, taxes or other controls on emissions of greenhouse gases could adversely affect the Company’s operations and financial results. The Company cannot predict the extent to which its operations and productivity will be impacted by any future regulations. The Company will continue monitoring its compliance with U.S. federal and state environmental regulations.

In March 2014, the U.S. Ninth Circuit Court of Appeals held that the application of California state wage and hour laws to interstate truck drivers is not pre-empted by U.S. federal law. The case was appealed to the U.S. Supreme Court, which denied certiorari in May 2015, and accordingly, the Ninth Circuit Court of Appeals decision stands. However, in December 2018, the FMCSA granted a petition filed by the American Trucking Associations determining that federal law pre-empts California’s wage and hour laws, and interstate truck drivers are not subject to such laws. The FMCSA’s decision has been appealed by labour groups and multiple lawsuits have been filed in U.S. federal courts seeking to overturn the decision, and thus it is uncertain whether it will stand. Current and future U.S. state and local wage and hour laws, including laws related to employee meal breaks and rest periods, may vary significantly from U.S. federal law. Further, driver piece rate compensation, which is an industry standard, has been attacked as non-compliant with state minimum wage laws. As a result, the Company, along with other companies in the industry, is subject to an uneven patchwork of wage and hour laws throughout the United States. In addition, the uncertainty with respect to the practical application of wage and hour laws are, in the future may be, resulting in additional costs for the Company and the industry as a whole, and a negative outcome with respect to any of the above-mentioned lawsuits could materially affect the Company. There is proposed federal legislation to solidify the preemption of state and local wage and hour laws applied to interstate truck drivers; however, passage of such legislation is uncertain. If U.S. federal legislation is not passed, the Company will either need to continue complying with the most restrictive state and local laws across its entire fleet in the United States, or revise its management systems to comply with varying state and local laws. Either solution could result in increased compliance and labour costs, driver turnover, decreased efficiency and increased risk of non-compliance. In April 2016, the Food and Drug Administration (“FDA”) published a final rule establishing requirements for shippers, loaders, carriers by motor vehicle and rail vehicle, and receivers engaged in the transportation of food, to use sanitary transportation practices to ensure the safety of the food they transport as part of the FSMA. This rule sets forth requirements related to (i) the design and maintenance of equipment used to transport food, (ii) the measures taken during food transportation to ensure food safety, (iii) the training of carrier personnel in sanitary food transportation practices, and (iv) maintenance and retention of records of written procedures, agreements, and training related to the foregoing items. These requirements took effect for larger carriers in April 2017 and apply to the Company when it acts as a carrier or as a broker. If the Company is found to be in violation of applicable laws or regulations related to the FSMA or if the Company transports food or goods that are contaminated or are found to cause illness and/or death, the Company could be subject to substantial fines, lawsuits, penalties and/or criminal and civil liability, any of which could have a material adverse effect on the Company’s business, financial condition, and results of operations.

Changes in existing regulations and implementation of new regulations, such as those related to trailer size limits, emissions and fuel economy, hours of service, mandating ELDs and drug and alcohol testing in Canada, the United States and Mexico, could increase capacity in the industry or improve the position of certain competitors, either of which could negatively impact pricing and volumes or require additional investments by the Company. The short-term and long-term impacts of changes in legislation or regulations are difficult to predict and could materially adversely affect the Company’s results of operations.

The right to continue to hold applicable licenses and permits is generally subject to maintaining satisfactory compliance with regulatory and safety guidelines, policies and laws. Although the Company is committed to compliance with laws and safety, there is no assurance that it will be in full compliance with them at all times. Consequently, at some future time, the Company could be required to incur significant costs to maintain or improve its compliance record.

United States and Mexican operations. A growing portion of the Company’s revenue is derived from operations in the United States and transportation to and from Mexico. The Company’s international operations are subject to a variety of risks, including fluctuations in foreign currencies, changes in the economic strength or greater volatility in the economies of foreign countries in which the Company does business, difficulties in enforcing contractual rights and intellectual property rights, compliance burdens associated with export and import laws, theft or vandalism, and social, political and economic instability. The Company’s international operations could be adversely affected by restrictions on travel. Additional risks associated with the Company’s international operations include restrictive trade policies, imposition of duties, changes to trade agreements and other treaties, taxes or government royalties by foreign governments, adverse changes in the regulatory environments, including in tax laws and regulations, of the foreign countries in which the Company does business, compliance with anti-corruption and anti-bribery laws, restrictions on the withdrawal of foreign investments, the ability to identify and retain qualified local managers and the challenge of managing a culturally and geographically diverse operation. The Company cannot guarantee

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Management’s Discussion and Analysis

compliance with all applicable laws, and violations could result in substantial fines, sanctions, civil or criminal penalties, competitive or reputational harm, litigation or regulatory action and other consequences that might adversely affect the Company’s results of operations.

The United States has imposed tariffs on certain imported steel and aluminum. The implementation of these tariffs, as well as the imposition of additional tariffs or quotas or changes to certain trade agreements, including tariffs applied to goods traded between the United States and China, could, among other things, increase the costs of the materials used by the Company’s suppliers to produce new revenue equipment or increase the price of fuel. Such cost increases for the Company’s revenue equipment suppliers would likely be passed on to the Company, and to the extent fuel prices increase, the Company may not be able to fully recover such increases through rate increases or the Company’s fuel surcharge program, either of which could have a material adverse effect on the Company’s business.

The United States-Mexico-Canada Agreement (“USMCA”) has been ratified by the United States and Mexico but must be ratified by the Parliament of Canada before it enters into effect. The USMCA is designed to modernize food and agriculture trade, advance rules of origin for automobiles and trucks, and enhance intellectual property protections, among other matters, according to the Office of the U.S. Trade Representative. The USMCA is now in the process of being ratified by each country. It is difficult to predict at this stage what could be the impact of the USMCA on the economy, including the transportation industry. However, given the amount of North American trade that moves by truck, if the USMCA enters into effect, it could have a significant impact on supply and demand in the transportation industry, and could adversely impact the amount, movement and patterns of freight transported by the Company.

In December 2017, the United States enacted comprehensive tax legislation, commonly referred to as the 2017 Tax Cuts and Jobs Act. The new law requires complex computations not previously required by U.S. tax law. The Treasury has issued final regulations and interpretive guidance on specific areas since the 2017 Tax Cuts and Jobs Act was enacted, but there remain significant regulations that are still awaiting finalization. The finalization of these proposed regulations could have a material adverse effect on the Corporation’s results in future periods. Further, compliance with the new law and the accounting for such provisions require preparation and analysis of information not previously required or regularly produced. In addition, the U.S. Department of Treasury has broad authority to issue regulations and interpretative guidance that may significantly impact how the Company will apply the law and impact the Company’s results of operations in future periods. The timing and scope of such regulations and interpretative guidance are uncertain. In addition, there is a risk that states within the United States or foreign jurisdictions may amend their tax laws in response to these tax reforms, which could have a material adverse effect on the Company’s results.

In addition, if the Company is unable to maintain its Free and Secure Trade (“FAST”) and U.S. Customs Trade Partnership Against Terrorism (“C-TPAT”) certification statuses, it may have significant border delays, which could cause its cross-border operations to be less efficient than those of competitor carriers that obtain or continue to maintain FAST and C-TPAT certifications.

Operating Environment and Seasonality. The Company is exposed to the following factors, among others, affecting its operating environment:

  the Company’s future insurance and claims expense, including the cost of its liability insurance premiums and the number and dollar amount of claims, may exceed historical levels, which would require the Company to incur additional costs and could reduce the Company’s earnings;

  a decline in the demand for used revenue equipment could result in decreased equipment sales, lower resale values and lower gains (or recording losses) on sales of assets;

  tractor and trailer vendors may reduce their manufacturing output in response to lower demand for their products in economic downturns or shortages of component parts, which may materially adversely affect the Company’s ability to purchase a quantity of new revenue equipment that is sufficient to sustain its desired growth rate; and

  increased prices for new revenue equipment, design changes of new engines, reduced equipment efficiency resulting from new engines designed to reduce emissions, or decreased availability of new revenue equipment.

The Company’s tractor productivity decreases during the winter season because inclement weather impedes operations and some shippers reduce their shipments after the winter holiday season. Revenue may also be adversely affected by inclement weather and holidays, since revenue is directly related to available working days of shippers. At the same time, operating expenses increase and fuel efficiency declines because of engine idling and harsh weather creating higher accident frequency, increased claims and higher equipment repair expenditures. The Company may also suffer from weather-related or other unforeseen events such as tornadoes, hurricanes, blizzards, ice storms, floods, fires, earthquakes and explosions. These events may disrupt fuel supplies, increase fuel costs, disrupt freight shipments or routes, affect regional economies, damage or destroy the Company’s assets or adversely affect the business or financial condition of the Company’s customers, any of which could materially adversely affect the Company’s results of operations or make the Company’s results of operations more volatile.

General Economic, Credit, and Business Conditions. The Company’s business is subject to general economic, credit, business and regulatory factors that are largely beyond the Company’s control, and which could have a material adverse effect on the Company’s operating results.

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Management’s Discussion and Analysis

The Company’s industry is subject to cyclical pressures, and the Company’s business is dependent on a number of factors that may have a material adverse effect on its results of operations, many of which are beyond the Company’s control. The Company believes that some of the most significant of these factors include (i) excess tractor and trailer capacity in the transportation industry in comparison with shipping demand; (ii) declines in the resale value of used equipment; (iii) recruiting and retaining qualified drivers; (iv) strikes, work stoppages or work slowdowns at the Company’s facilities or at customer, port, border crossing or other shipping-related facilities; (v) compliance with ongoing regulatory requirements; (vi) increases in interest rates, fuel taxes, tolls and license and registration fees; and (vii) rising healthcare costs in the United States.

The Company is also affected by (i) recessionary economic cycles, which tend to be characterized by weak demand and downward pressure on rates; (ii) changes in customers’ inventory levels and in the availability of funding for their working capital; (iii) changes in the way in which the Company’s customers choose to source or utilize the Company’s services; and (iv) downturns in customers’ business cycles, such as retail and manufacturing, where the Company has significant customer concentration. Economic conditions may adversely affect customers and their demand for and ability to pay for the Company’s services. Customers encountering adverse economic conditions represent a greater potential for loss and the Company may be required to increase its allowance for doubtful accounts.

Economic conditions that decrease shipping demand and increase the supply of available tractors and trailers can exert downward pressure on rates and equipment utilization, thereby decreasing asset productivity. The risks associated with these factors are heightened when the economy is weakened. Some of the principal risks during such times include:

  the Company may experience a reduction in overall freight levels, which may impair the Company’s asset utilization;

  freight patterns may change as supply chains are redesigned, resulting in an imbalance between the Company’s capacity and assets and customers’ freight demand;

  the Company may be forced to accept more loads from freight brokers, where freight rates are typically lower, or may be forced to incur more non-revenue generating miles to obtain loads;

  the Company may increase the size of its fleet during periods of high freight demand during which its competitors also increase their capacity, and the Company may experience losses in greater amounts than such competitors during subsequent cycles of softened freight demand if the Company is required to dispose of assets at a loss to match reduced freight demand;

  customers may solicit bids for freight from multiple trucking companies or select competitors that offer lower rates in an attempt to lower their costs, and the Company may be forced to lower its rates or lose freight; and

  lack of access to current sources of credit or lack of lender access to capital, leading to an inability to secure credit financing on satisfactory terms, or at all.

The Company is subject to cost increases that are outside the Company’s control that could materially reduce the Company’s profitability if it is unable to increase its rates sufficiently. Such cost increases include, but are not limited to, increases in fuel and energy prices, driver and office employee wages, purchased transportation costs, taxes, interest rates, tolls, license and registration fees, insurance premiums and claims, revenue equipment and related maintenance, and tires and other components. Strikes or other work stoppages at the Company’s service centres or at customer, port, border or other shipping locations, deterioration of Canadian, U.S. or Mexican transportation infrastructure and reduced investment in such infrastructure, or actual or threatened armed conflicts or terrorist attacks, efforts to combat terrorism, military action against a foreign state or group located in a foreign state or heightened security requirements could lead to wear, tear and damage to the Company’s equipment, driver dissatisfaction, reduced economic demand, reduced availability of credit, increased prices for fuel or temporary closing of the shipping locations or borders between Canada, the United States and Mexico. Further, the Company may not be able to appropriately adjust its costs and staffing levels to meet changing market demands. In periods of rapid change, it is more difficult to match the Company’s staffing level to its business needs.

The Company’s operations, with the exception of its brokerage operations, are capital intensive and asset heavy. If anticipated demand differs materially from actual usage, the Company may have too many or too few assets. During periods of decreased customer demand, the Company’s asset utilization may suffer, and it may be forced to sell equipment on the open market or turn in equipment under certain equipment leases in order to right size its fleet. This could cause the Company to incur losses on such sales or require payments in connection with equipment the Company turns in, particularly during times of a softer used equipment market, either of which could have a material adverse effect on the Company’s profitability.

Although the Company’s business volume is not highly concentrated, its customers’ financial failures or loss of customer business may materially adversely affect the Company. If the Company were unable to generate sufficient cash from operations, it would need to seek alternative sources of capital, including financing, to meet its capital requirements. In the event that the Company were unable to generate sufficient cash from operations or obtain financing on favorable terms in the future, it may have to limit its fleet size, enter into less favorable financing arrangements or operate its revenue equipment for longer periods, any of which could have a materially adverse effect on its profitability.

Coronavirus (“COVID-19”) outbreak or other similar outbreaks. The recent outbreak of COVID-19, and any other outbreaks of contagious diseases or other adverse public health developments, could have a materially adverse effect on the Company’s financial condition, liquidity, results of operations, and cash flows. The outbreak of COVID-19 has resulted in governmental authorities implementing numerous measures

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Management’s Discussion and Analysis

to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place orders, increased border and port controls and closures, and shutdowns. There is considerable uncertainty regarding such measures and potential future measures, all of which could limit our ability to meet customer demand, as well as reduce customer demand.

Certain of the Company’s office personnel, has been working remotely, which could disrupt to a certain extent the Company’s management, business, finance, and financial reporting teams. The Company may experience an increase in absences or terminations among its driver and non-driver personnel due to the outbreak of COVID-19, which could have a materially adverse effect on the Company’s operating results. Further, the Company’s operations, particularly in areas of increased COVID-19 infections, could be disrupted resulting in a negative impact on the Company’s operations and results.

The outbreak of COVID-19 has significantly increased economic and demand uncertainty. It is likely that the current outbreak or continued spread of COVID-19 will cause an economic slowdown, and it is possible that it could cause a global recession. Risks related to a slowdown or recession are described in our risk factor titled “General Economic, Credit and Business Conditions”.

The extent to which COVID-19 could impact the Company’s operations, financial condition, liquidity, results of operations, and cash flows is highly uncertain and will depend on future developments. Such developments may include the geographic spread and duration of the virus, the severity of the disease and the actions that may be taken by various governmental authorities and other third parties in response to the outbreak.

Interest Rate Fluctuations. Future cash flows related to variable-rate financial liabilities could be impacted by changes in benchmark rates such as Bankers’ Acceptance or London Interbank Offered Rate (Libor). In addition, the Company is exposed to gains and losses arising from changes in interest rates through its derivative financial instruments carried at fair value.

Currency Fluctuations. The Company’s financial results are reported in Canadian dollars and a growing portion of the Company’s revenue and operating costs are realized in currencies other than the Canadian dollar, primarily the U.S. dollar. The exchange rates between these currencies and the Canadian dollar have fluctuated in recent years and will likely continue to do so in the future. It is not possible to mitigate all exposure to fluctuations in foreign currency exchange rates. The results of operations are therefore affected by movements of these currencies against the Canadian dollar.

Price and Availability of Fuel. Fuel is one of the Company’s largest operating expenses. Diesel fuel prices fluctuate greatly due to factors beyond the Company’s control, such as political events, commodity futures trading, currency fluctuations, natural and man-made disasters, terrorist activities and armed conflicts, any of which may lead to an increase in the cost of fuel. Fuel prices are also affected by the rising demand for fuel in developing countries and could be materially adversely affected by the use of crude oil and oil reserves for purposes other than fuel production and by diminished drilling activity. Such events may lead not only to increases in fuel prices, but also to fuel shortages and disruptions in the fuel supply chain. Because the Company’s operations are dependent upon diesel fuel, significant diesel fuel cost increases, shortages or supply disruptions could have a material adverse effect on the Company’s business, financial condition and results of operations.

While the Company has fuel surcharge programs in place with a majority of the Company’s customers, which historically have helped the Company offset the majority of the negative impact of rising fuel prices, the Company also incurs fuel costs that cannot be recovered even with respect to customers with which the Company maintains fuel surcharge programs, such as those associated with non-revenue generating miles or time when the Company’s engines are idling. Moreover, the terms of each customer’s fuel surcharge program vary from one division to another, and the recoverability for fuel price increases varies as well. In addition, because the Company’s fuel surcharge recovery lags behind changes in fuel prices, the Company’s fuel surcharge recovery may not capture the increased costs the Company pays for fuel, especially when prices are rising. This could lead to fluctuations in the Company’s levels of reimbursement, such as has occurred in the past. There can be no assurance that such fuel surcharges can be maintained indefinitely or that they will be fully effective.

Insurance. The Company’s operations are subject to risks inherent in the transportation sector, including personal injury, property damage, workers’ compensation and employment and other issues. The Company’s future insurance and claims expenses may exceed historical levels, which could reduce the Company’s earnings. The Company subscribes for insurance in amounts it considers appropriate in the circumstances and having regard to industry norms. Like many in the industry, the Company self-insures a significant portion of the claims exposure related to cargo loss, bodily injury, workers’ compensation and property damages. Due to the Company’s significant self-insured amounts, the Company has exposure to fluctuations in the number or severity of claims and the risk of being required to accrue or pay additional amounts if the Company’s estimates are revised or claims ultimately prove to be in excess of the amounts originally assessed. Further, the Company’s self-insured retention levels could change and result in more volatility than in recent years.

The Company holds a fully-fronted policy of CAD $10 million limit per occurrence for automobile bodily injury, property damage and commercial general liability for its Canadian Insurance Program, subject to certain exceptions. The Company retains a deductible of US $2.25 million for certain U.S. subsidiaries on their primary US $5 million limit policies for automobile bodily injury and property damage, also subject to certain exceptions, and a 50% quota share deductible for the US $5 million limit in excess of US $5 million. The Company retains a deductible of US $1 million on its primary US $5 million limit policy for certain U.S. subsidiaries for commercial general liability. The Company retains deductibles of up to US $1 million per occurrence for workers’

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Management’s Discussion and Analysis

compensation claims. The Company’s liability coverage has a total limit of US $100 million per occurrence for both its Canadian and U.S. divisions.

Although the Company believes its aggregate insurance limits should be sufficient to cover reasonably expected claims, it is possible that the amount of one or more claims could exceed the Company’s aggregate coverage limits or that the Company will chose not to obtain insurance in respect of such claims. If any claim were to exceed the Company’s coverage, the Company would bear the excess, in addition to the Company’s other self-insured amounts. The Company’s results of operations and financial condition could be materially and adversely affected if (i) cost per claim or the number of claims significantly exceeds the Company’s coverage limits or retention amounts; (ii) the Company experiences a claim in excess of its coverage limits; (iii) the Company’s insurance carriers fail to pay on the Company’s insurance claims; (iv) the Company experiences a significant increase in premiums; or (v) the Company experiences a claim for which coverage is not provided, either because the Company chose not to obtain insurance as a result of high premiums or because the claim is not covered by insurance which the Company has in place.

The Company accrues the costs of the uninsured portion of pending claims based on estimates derived from the Company’s evaluation of the nature and severity of individual claims and an estimate of future claims development based upon historical claims development trends. Actual settlement of the Company’s retained claim liabilities could differ from its estimates due to a number of uncertainties, including evaluation of severity, legal costs and claims that have been incurred but not reported. Due to the Company’s high retained amounts, it has significant exposure to fluctuations in the number and severity of claims. If the Company were required to accrue or pay additional amounts because its estimates are revised or the claims ultimately prove to be more severe than originally assessed, its financial condition and results of operations may be materially adversely affected.

Employee Relations. Most of the Company’s unionized employees are Canadian employees with a small number of unionized employees in the United States. Although the Company believes that its relations with its employees are satisfactory, no assurance can be given that the Company will be able to successfully extend or renegotiate the Company’s current collective agreements as they expire from time to time or that additional employees in the United States will not attempt to unionize. If the Company fails to extend or renegotiate the Company’s collective agreements, if disputes with the Company’s unions arise, or if the Company’s unionized or non-unionized workers engage in a strike or other work stoppage or interruption, the Company could experience a significant disruption of, or inefficiencies in, its operations or incur higher labour costs, which could have a material adverse effect on the Company’s business, results of operations, financial condition and liquidity.

At the date hereof, the collective agreements between the Company and the vast majority of its unionized employees have been renewed. The Company’s collective agreements have a variety of expiration dates, to the last of which is in September 2024. In a small number of cases, the expiration date of the collective agreement has passed; in such cases, the Corporation is generally in the process of renegotiating the agreement. The Company cannot predict the effect which any new collective agreements or the failure to enter into such agreements upon the expiry of the current agreements may have on its operations.

Drivers. Increases in driver compensation or difficulties attracting and retaining qualified drivers could have a material adverse effect on the Company’s profitability and the ability to maintain or grow the Company’s fleet.

Like many in the transportation sector, the Company experiences substantial difficulty in attracting and retaining sufficient numbers of qualified drivers. The trucking industry periodically experiences a shortage of qualified drivers. The Company believes the shortage of qualified drivers and intense competition for drivers from other transportation companies will create difficulties in maintaining or increasing the number of drivers and may negatively impact the Company’s ability to engage a sufficient number of drivers, and the Company’s inability to do so may negatively impact its operations. Further, the compensation the Company offers its drivers and independent contractor expenses are subject to market conditions, and the Company may find it necessary to increase driver and independent contractor compensation in future periods.

In addition, the Company and many other trucking companies suffer from a high turnover rate of drivers in the U.S. TL market. This high turnover rate requires the Company to continually recruit a substantial number of new drivers in order to operate existing revenue equipment. Driver shortages are exacerbated during periods of economic expansion, in which alternative employment opportunities, including in the construction and manufacturing industries, which may offer better compensation and/or more time at home, are more plentiful and freight demand increases, or during periods of economic downturns, in which unemployment benefits might be extended and financing is limited for independent contractors who seek to purchase equipment, or the scarcity or growth of loans for students who seek financial aid for driving school. The lack of adequate tractor parking along some U.S. highways and congestion caused by inadequate highway funding may make it more difficult for drivers to comply with hours of service regulations and cause added stress for drivers, further reducing the pool of eligible drivers. The Company’s use of team-driven tractors for expedited shipments requires two drivers per tractor, which further increases the number of drivers the Company must recruit and retain in comparison to operations that require one driver per tractor. The Company also employs driver hiring standards, which could further reduce the pool of available drivers from which the Company would hire. If the Company is unable to continue to attract and retain a sufficient number of drivers, the Company could be forced to, among other things, adjust the Company’s compensation packages, increase the number of the Company’s tractors without drivers or operate with fewer trucks and face difficulty meeting shipper demands, any of which could adversely affect the Company’s growth and profitability.

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Management’s Discussion and Analysis

Independent Contractors. The Company’s contracts with U.S. independent contractors are governed by U.S. federal leasing regulations, which impose specific requirements on the Company and the independent contractors. If more stringent state or U.S. federal leasing regulations are adopted, U.S. independent contractors could be deterred from becoming independent contractor drivers, which could materially adversely affect the Company’s goal of maintaining its current fleet levels of independent contractors.

The Company provides financing to certain qualified Canadian independent contractors and financial guarantees to a small number of U.S. independent contractors. If the Company were unable to provide such financing or guarantees in the future, due to liquidity constraints or other restrictions, it may experience a decrease in the number of independent contractors it is able to engage. Further, if independent contractors the Company engages default under or otherwise terminate the financing arrangements and the Company is unable to find replacement independent contractors or seat the tractors with its drivers, the Company may incur losses on amounts owed to it with respect to such tractors.

Pursuant to the Company’s fuel surcharge program with independent contractors, the Company pays independent contractors with which it contracts a fuel surcharge that increases with the increase in fuel prices. A significant increase or rapid fluctuation in fuel prices could cause the Company’s costs under this program to be higher than the revenue the Company receives under its customer fuel surcharge programs.

U.S. tax and other regulatory authorities, as well as U.S. independent contractors themselves, have increasingly asserted that U.S. independent contractor drivers in the trucking industry are employees rather than independent contractors, and the Company’s classification of independent contractors has been the subject of audits by such authorities from time to time. U.S. federal and state legislation has been introduced in the past that would make it easier for tax and other authorities to reclassify independent contractors as employees, including legislation to increase the recordkeeping requirements for those that engage independent contractor drivers and to increase the penalties for companies who misclassify their employees and are found to have violated employees’ overtime and/or wage requirements. Additionally, U.S. federal legislators have sought to abolish the current safe harbor allowing taxpayers meeting certain criteria to treat individuals as independent contractors if they are following a longstanding, recognized practice, to extend the U.S. Fair Labor Standards Act to independent contractors and to impose notice requirements based on employment or independent contractor status and fines for failure to comply. Some U.S. states have put initiatives in place to increase their revenue from items such as unemployment, workers’ compensation and income taxes, and a reclassification of independent contractors as employees would help states with this initiative. Further, courts in certain U.S. states have recently issued decisions that could result in a greater likelihood that independent contractors would be judicially classified as employees in such states.

In September 2019, California enacted a new law, A.B. 5 (“AB5”), that made it more difficult for workers to be classified as independent contractors (as opposed to employees). AB5 provides that the three-pronged “ABC Test” must be used to determine worker classifications in wage order claims. Under the ABC Test, a worker is presumed to be an employee and the burden to demonstrate their independent contractor status is on the hiring company through satisfying all three of the following criteria: (a) the worker is free from control and direction in the performance of services; (b) the worker is performing work outside the usual course of the business of the hiring company; and (c) the worker is customarily engaged in an independently established trade, occupation, or business. How AB5 will be enforced is still to be determined. While it was set to enter into effect in January 2020, a federal judge in California issued a preliminary injunction barring the enforcement of AB5 on the trucking industry while the California Trucking Association (“CTA”) moves forward with its suit seeking to invalidate AB5. While this preliminary injunction provides temporary relief to the enforcement of AB5, it remains unclear how long such relief will last, whether the CTA will ultimately be successful in invalidating the law, and whether other U.S. States will enact laws similar to AB5.

U.S. class action lawsuits and other lawsuits have been filed against certain members of the Company’s industry seeking to reclassify independent contractors as employees for a variety of purposes, including workers’ compensation and health care coverage. In addition, companies that use lease purchase independent contractor programs, such as the Company, have been more susceptible to reclassification lawsuits, and several recent decisions have been made in favour of those seeking to classify independent contractor truck drivers as employees. U.S. taxing and other regulatory authorities and courts apply a variety of standards in their determination of independent contractor status. If the independent contractors with whom the Company contracts are determined to be employees, the Company would incur additional exposure under U.S. federal and state tax, workers’ compensation, unemployment benefits, labour, employment and tort laws, including for prior periods, as well as potential liability for employee benefits and tax withholdings, and the Company’s business, financial condition and results of operations could be materially adversely affected. The Company has settled certain class action cases in Massachusetts and California in the past with independent contractors who alleged they were misclassified.

Acquisitions and Integration Risks. Historically, acquisitions have been a part of the Company’s growth strategy. The Company may not be able to successfully integrate acquisitions into the Company’s business, or may incur significant unexpected costs in doing so. Further, the process of integrating acquired businesses may be disruptive to the Company’s existing business and may cause an interruption or reduction of the Company’s business as a result of the following factors, among others:

  loss of drivers, key employees, customers or contracts;

  possible inconsistencies in or conflicts between standards, controls, procedures and policies among the combined companies

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Management’s Discussion and Analysis

and the need to implement company-wide financial, accounting, information technology and other systems;

  failure to maintain or improve the safety or quality of services that have historically been provided;

  inability to retain, integrate, hire or recruit qualified employees;

  unanticipated environmental or other liabilities;

  failure to coordinate geographically dispersed organizations; and

  the diversion of management’s attention from the Company’s day- to-day business as a result of the need to manage any disruptions and difficulties and the need to add management resources to do so.

Anticipated cost savings, synergies, revenue enhancements or other benefits from any acquisitions that the Company undertakes may not materialize in the expected timeframe or at all. The Company’s estimated cost savings, synergies, revenue enhancements and other benefits from acquisitions are subject to a number of assumptions about the timing, execution and costs associated with realizing such synergies. Such assumptions are inherently uncertain and are subject to a wide variety of significant business, economic and competition risks. There can be no assurance that such assumptions will turn out to be correct and, as a result, the amount of cost savings, synergies, revenue enhancements and other benefits the Company actually realizes and/or the timing of such realization may differ significantly (and may be significantly lower) from the ones the Company estimated, and the Company may incur significant costs in reaching the estimated cost savings, synergies, revenue enhancements or other benefits. Further, management of acquired operations through a decentralized approach may create inefficiencies or inconsistencies.

Many of the Company’s recent acquisitions have involved the purchase of stock of existing companies. These acquisitions, as well as acquisitions of substantially all of the assets of a company, may expose the Company to liability for actions taken by an acquired business and its management before the Company’s acquisition. The due diligence the Company conducts in connection with an acquisition and any contractual guarantees or indemnities that the Company receives from the sellers of acquired companies may not be sufficient to protect the Company from, or compensate the Company for, actual liabilities. The representations made by the sellers expire at varying periods after the closing. A material liability associated with an acquisition, especially where there is no right to indemnification, could adversely affect the Company’s results of operations, financial condition and liquidity.

The Company continues to review acquisition and investment opportunities in order to acquire companies and assets that meet the Company’s investment criteria, some of which may be significant. Depending on the number of acquisitions and investments and funding requirements, the Company may need to raise substantial additional capital and increase the Company’s indebtedness. Instability or disruptions in the capital markets, including credit markets, or the deterioration of the Company’s financial condition due to internal or external factors, could restrict or prohibit access to the capital markets and could also increase the Company’s cost of capital. To the extent the Company raises additional capital through the sale of equity, equity-

linked or convertible debt securities, the issuance of such securities could result in dilution to the Company’s existing shareholders. If the Company raises additional funds through the issuance of debt securities, the terms of such debt could impose additional restrictions and costs on the Company’s operations. Additional capital, if required, may not be available on acceptable terms or at all. If the Company is unable to obtain additional capital at a reasonable cost, the Company may be required to forego potential acquisitions, which could impair the execution of the Company’s growth strategy.

In addition, the Company routinely evaluates its operations and considers opportunities to divest certain of its assets. In addition, The Company faces competition for acquisition opportunities. This external competition may hinder the Company’s ability to identify and/or consummate future acquisitions successfully. There is also a risk of impairment of acquired goodwill and intangible assets. This risk of impairment to goodwill and intangible assets exists because the assumptions used in the initial valuation, such as interest rates or forecasted cash flows, may change when testing for impairment is required.

There is no assurance that the Company will be successful in identifying, negotiating, consummating or integrating any future acquisitions. If the Company does not make any future acquisitions, or divests certain of its operations, the Company’s growth rate could be materially and adversely affected. Any future acquisitions the Company does undertake could involve the dilutive issuance of equity securities or the incurring of additional indebtedness.

Growth. There is no assurance that in the future, the Company’s business will grow substantially or without volatility, nor is there any assurance that the Company will be able to effectively adapt its management, administrative and operational systems to respond to any future growth. Furthermore, there is no assurance that the Company’s operating margins will not be adversely affected by future changes in and expansion of its business or by changes in economic conditions or that it will be able to sustain or improve its profitability in the future.

Environmental Matters. The Company uses storage tanks at certain of its Canadian and U.S. transportation terminals. Canadian and U.S. laws and regulations generally impose potential liability on the present and former owners or occupants or custodians of properties on which contamination has occurred, as well as on parties who arranged for the disposal of waste at such properties. Although the Company is not aware of any contamination which, if remediation or clean-up were required, would have a material adverse effect on it, certain of the Company’s current or former facilities have been in operation for many years and over such time, the Company or the prior owners, operators or custodians of the properties may have generated and disposed of wastes which are or may be considered hazardous. Liability under certain of these laws and regulations may be imposed on a joint and several basis and without regard to whether the Company knew of, or was responsible for, the presence or disposal of these materials or whether the activities giving rise to the contamination was legal when it occurred. In addition, the presence of those substances, or the failure to

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Management’s Discussion and Analysis

properly dispose of or remove those substances, may adversely affect the Company’s ability to sell or rent that property. If the Company incurs liability under these laws and regulations and if it cannot identify other parties which it can compel to contribute to its expenses and who are financially able to do so, it could have a material adverse effect on the Company’s financial condition and results of operations. There can be no assurance that the Company will not be required at some future date to incur significant costs or liabilities pursuant to environmental laws, or that the Company’s operations, business or assets will not be materially affected by current or future environmental laws.

The Company’s transportation operations and its properties are subject to extensive and frequently-changing federal, provincial, state, municipal and local environmental laws, regulations and requirements in Canada, the United States and Mexico relating to, among other things, air emissions, the management of contaminants, including hazardous substances and other materials (including the generation, handling, storage, transportation and disposal thereof), discharges and the remediation of environmental impacts (such as the contamination of soil and water, including ground water). A risk of environmental liabilities is inherent in transportation operations, historic activities associated with such operations and the ownership, management and control of real estate.

Environmental laws may authorize, among other things, federal, provincial, state and local environmental regulatory agencies to issue orders, bring administrative or judicial actions for violations of environmental laws and regulations or to revoke or deny the renewal of a permit. Potential penalties for such violations may include, among other things, civil and criminal monetary penalties, imprisonment, permit suspension or revocation and injunctive relief. These agencies may also, among other things, revoke or deny renewal of the Company’s operating permits, franchises or licenses for violations or alleged violations of environmental laws or regulations and impose environmental assessment, removal of contamination, follow up or control procedures.

Environmental Contamination. The Company could be subject to orders and other legal actions and procedures brought by governmental or private parties in connection with environmental contamination, emissions or discharges. If the Company is involved in a spill or other accident involving hazardous substances, if there are releases of hazardous substances the Company transports, if soil or groundwater contamination is found at the Company’s current or former facilities or results from the Company’s operations, or if the Company is found to be in violation of applicable laws or regulations, the Company could be subject to cleanup costs and liabilities, including substantial fines or penalties or civil and criminal liability, any of which could have a materially adverse effect on the Company’s business and operating results.

Key Personnel. The future success of the Company will be based in large part on the quality of the Company’s management and key personnel. The Company’s management and key personal possess valuable knowledge about the transportation and logistics industry and their knowledge of and relationships with the Company’s key customers and vendors would be difficult to replace. The loss of key personnel could have a negative effect on the Company. There can be no assurance that the Company will be able to retain its current key personnel or, in the event of their departure, to develop or attract new personnel of equal quality.

Dependence on Third Parties. Certain portions of the Company’s business are dependent upon the services of third-party capacity providers, including other transportation companies. For that portion of the Company’s business, the Company does not own or control the transportation assets that deliver the customers’ freight, and the Company does not employ the people directly involved in delivering the freight. This reliance could cause delays in reporting certain events, including recognizing revenue and claims. These third-party providers seek other freight opportunities and may require increased compensation in times of improved freight demand or tight trucking capacity. The Company’s inability to secure the services of these third parties could significantly limit the Company’s ability to serve its customers on competitive terms. Additionally, if the Company is unable to secure sufficient equipment or other transportation services to meet the Company’s commitments to its customers or provide the Company’s services on competitive terms, the Company’s operating results could be materially and adversely affected. The Company’s ability to secure sufficient equipment or other transportation services is affected by many risks beyond the Company’s control, including equipment shortages in the transportation industry, particularly among contracted carriers, interruptions in service due to labour disputes, changes in regulations impacting transportation and changes in transportation rates.

Loan Default. The agreements governing the Company’s indebtedness, including the Credit Facility and the Term Loan, contain certain restrictions and other covenants relating to, among other things, funded debt, distributions, liens, investments, acquisitions and dispositions outside the ordinary course of business and affiliate transactions. If the Company fails to comply with any of its financing arrangement covenants, restrictions and requirements, the Company could be in default under the relevant agreement, which could cause cross-defaults under other financing arrangements. In the event of any such default, if the Company failed to obtain replacement financing or amendments to or waivers under the applicable financing arrangement, the Company may be unable to pay dividends to its shareholders, and its lenders could cease making further advances, declare the Company’s debt to be immediately due and payable, fail to renew letters of credit, impose significant restrictions and requirements on the Company’s operations, institute foreclosure procedures against their collateral, or impose significant fees and transaction costs. If debt acceleration occurs, economic conditions may make it difficult or expensive to refinance the accelerated debt or the Company may have to issue equity securities, which would dilute share ownership. Even if new financing is made available to the Company, credit may not be available to the Company on acceptable terms. A default under the Company’s financing arrangements could result in a materially adverse effect on its liquidity, financial condition and results of operations. As at

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Management’s Discussion and Analysis

the date hereof, the Company is in compliance with all of its debt covenants and obligations.

Credit Facilities. The Company has significant ongoing capital requirements that could affect the Company’s profitability if the Company is unable to generate sufficient cash from operations and/or obtain financing on favourable terms. The trucking industry and the Company’s trucking operations are capital intensive, and require significant capital expenditures annually. The amount and timing of such capital expenditures depend on various factors, including anticipated freight demand and the price and availability of assets. If anticipated demand differs materially from actual usage, the Company’s trucking operations may have too many or too few assets. Moreover, resource requirements vary based on customer demand, which may be subject to seasonal or general economic conditions. During periods of decreased customer demand, the Company’s asset utilization may suffer, and it may be forced to sell equipment on the open market or turn in equipment under certain equipment leases in order to right size its fleet. This could cause the Company to incur losses on such sales or require payments in connection with such turn ins, particularly during times of a softer used equipment market, either of which could have a materially adverse effect on the Company’s profitability.

The Company’s indebtedness may increase from time to time in the future for various reasons, including fluctuations in results of operations, capital expenditures and potential acquisitions. The agreements governing the Company’s indebtedness, including the Credit Facility and the Term Loan, mature on various dates, ranging from 2020 to 2026. There can be no assurance that such agreements governing the Company’s indebtedness will be renewed or refinanced, or if renewed or refinanced, that the renewal or refinancing will occur on equally favourable terms to the Company. The Company’s ability to pay dividends to shareholders and ability to purchase new revenue equipment may be adversely affected if the Company is not able to renew the Credit Facility or the Term Loan or arrange refinancing of any indebtedness, or if such renewal or refinancing, as the case may be, occurs on terms materially less favourable to the Company than at present. If the Company is unable to generate sufficient cash flow from operations and obtain financing on terms favourable to the Company in the future, the Company may have to limit the Company’s fleet size, enter into less favourable financing arrangements or operate the Company’s revenue equipment for longer periods, any of which may have a material adverse effect on the Company’s operations.

Increased prices for new revenue equipment, design changes of new engines, decreased availability of new revenue equipment and future use of autonomous tractors could have a material adverse effect on the Company’s business, financial condition, operations, and profitability.

The Company is subject to risk with respect to higher prices for new equipment for its trucking operations. The Company has experienced an increase in prices for new tractors in recent years, and the resale value of the tractors has not increased to the same extent. Prices have increased and may continue to increase, due to, among other reasons, (i) increases in commodity prices; (ii) U.S. government regulations applicable to newly-manufactured tractors, trailers and diesel engines; and (iii) the pricing discretion of equipment manufacturers. Increased regulation has increased the cost of the Company’s new tractors and could impair equipment productivity, in some cases, resulting in lower fuel mileage, and increasing the Company’s operating expenses. Further regulations with stricter emissions and efficiency requirements have been proposed that would further increase the Company’s costs and impair equipment productivity. These adverse effects, combined with the uncertainty as to the reliability of the vehicles equipped with the newly designed diesel engines and the residual values realized from the disposition of these vehicles could increase the Company’s costs or otherwise adversely affect the Company’s business or operations as the regulations become effective. Over the past several years, some manufacturers have significantly increased new equipment prices, in part to meet new engine design and operations requirements. Furthermore, future use of autonomous tractors could increase the price of new tractors and decrease the value of used non-autonomous tractors. The Company’s business could be harmed if it is unable to continue to obtain an adequate supply of new tractors and trailers for these or other reasons. As a result, the Company expects to continue to pay increased prices for equipment and incur additional expenses for the foreseeable future.

Tractor and trailer vendors may reduce their manufacturing output in response to lower demand for their products in economic downturns or shortages of component parts. A decrease in vendor output may have a materially adverse effect on the Company’s ability to purchase a quantity of new revenue equipment that is sufficient to sustain its desired growth rate and to maintain a late model fleet. Moreover, an inability to obtain an adequate supply of new tractors or trailers could have a material adverse effect on the Company’s business, financial condition, and results of operation.

The Company has certain revenue equipment leases and financing arrangements with balloon payments at the end of the lease term equal to the residual value the Company is contracted to receive from certain equipment manufacturers upon sale or trade back to the manufacturers. If the Company does not purchase new equipment that triggers the trade-back obligation, or the equipment manufacturers do not pay the contracted value at the end of the lease term, the Company could be exposed to losses equal to the excess of the balloon payment owed to the lease or finance company over the proceeds from selling the equipment on the open market.

The Company has trade-in and repurchase commitments that specify, among other things, what its primary equipment vendors will pay it for disposal of a certain portion of the Company’s revenue equipment. The prices the Company expects to receive under these arrangements may be higher than the prices it would receive in the open market. The Company may suffer a financial loss upon disposition of its equipment if these vendors refuse or are unable to meet their financial obligations under these agreements, it does not enter into definitive agreements that reflect favorable equipment replacement or trade-in terms, it fails to or is unable to enter into similar arrangements in the future, or it does not

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Management’s Discussion and Analysis

purchase the number of new replacement units from the vendors required for such trade-ins.

Used equipment prices are subject to substantial fluctuations based on freight demand, supply of used trucks, availability of financing, presence of buyers for export and commodity prices for scrap metal. These and any impacts of a depressed market for used equipment could require the Company to dispose of its revenue equipment below the carrying value. This leads to losses on disposal or impairments of revenue equipment, when not otherwise protected by residual value arrangements. Deteriorations of resale prices or trades at depressed values could cause losses on disposal or impairment charges in future periods.

Difficulty in obtaining goods and services from the Company’s vendors and suppliers could adversely affect its business.

The Company is dependent upon its vendors and suppliers for certain products and materials. The Company believes that it has positive vendor and supplier relationships and it is generally able to obtain acceptable pricing and other terms from such parties. If the Company fails to maintain positive relationships with its vendors and suppliers, or if its vendors and suppliers are unable to provide the products and materials it needs or undergo financial hardship, the Company could experience difficulty in obtaining needed goods and services because of production interruptions, limited material availability or other reasons. As a consequence, the Company’s business and operations could be adversely affected.

Customer and Credit Risks. The Company provides services to clients primarily in Canada, the United States and Mexico. The concentration of credit risk to which the Company is exposed is limited due to the significant number of customers that make up its client base and their distribution across different geographic areas. Furthermore, no client accounted for more than 5% of the Company’s total accounts receivable for the year ended December 31, 2019. Generally, the Company does not have long-term contracts with its major customers. Accordingly, in response to economic conditions, supply and demand factors in the industry, the Company’s performance, the Company’s customers internal initiatives or other factors, the Company’s customers may reduce or eliminate their use of the Company’s services, or may threaten to do so in order to gain pricing and other concessions from the Company.

Economic conditions and capital markets may adversely affect the Company’s customers and their ability to remain solvent. The customers financial difficulties can negatively impact the Company’s results of operations and financial condition, especially if those customers were to delay or default in payment to the Company. For certain customers, the Company has entered into multi-year contracts, and the rates the Company charges may not remain advantageous.

Availability of Capital. If the economic and/or the credit markets weaken, or the Company is unable to enter into acceptable financing arrangements to acquire revenue equipment, make investments and fund working capital on terms favourable to it, the Company’s business, financial results and results of operations could be materially and adversely affected. The Company may need to incur additional indebtedness, reduce dividends or sell additional shares in order to accommodate these items. A decline in the credit or equity markets and any increase in volatility could make it more difficult for the Company to obtain financing and may lead to an adverse impact on the Company’s profitability and operations.

Information Systems. The Company depends heavily on the proper functioning, availability and security of the Company’s information and communication systems, including financial reporting and operating systems, in operating the Company’s business. The Company’s operating system is critical to understanding customer demands, accepting and planning loads, dispatching equipment and drivers and billing and collecting for the Company’s services. The Company’s financial reporting system is critical to producing accurate and timely financial statements and analyzing business information to help the Company manage its business effectively. The Company receives and transmits confidential data with and among its customers, drivers, vendors, employees and service providers in the normal course of business.

The Company’s operations and those of its technology and communications service providers are vulnerable to interruption by natural and man-made disasters and other events beyond the Company’s control, including cybersecurity breaches and threats, such as hackers, malware and viruses, fire, earthquake, power loss, telecommunications failure, terrorist attacks and Internet failures. The Company’s systems are also vulnerable to unauthorized access and viewing, misappropriation, altering or deleting of information, including customer, driver, vendor, employee and service provider information and its proprietary business information. If any of the Company’s critical information systems fail, are breached or become otherwise unavailable, the Company’s ability to manage its fleet efficiently, to respond to customers requests effectively, to maintain billing and other records reliably, to maintain the confidentiality of the Company’s data and to bill for services and prepare financial statements accurately or in a timely manner would be challenged. Any significant system failure, upgrade complication, cybersecurity breach or other system disruption could interrupt or delay the Company’s operations, damage its reputation, cause the Company to lose customers, cause the Company to incur costs to repair its systems, pay fines or in respect of litigation or impact the Company’s ability to manage its operations and report its financial performance, any of which could have a material adverse effect on the Company’s business.

Litigation. The Company’s business is subject to the risk of litigation by employees, customers, vendors, government agencies, shareholders and other parties. The outcome of litigation is difficult to assess or quantify, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. The cost to defend litigation may also be significant. Not all claims are covered by the Company’s insurance, and there can be no assurance that the Company’s coverage limits will be adequate to cover all amounts in

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Management’s Discussion and Analysis

dispute. For example, during the year ended December 31, 2019, the Company recognized a net loss on an accident claim of CAD $14.2 million (CAD $16.6 million net of CAD $2.4 million of tax recovery). In the United States, where the Company has growing operations, many trucking companies have been subject to class-action lawsuits alleging violations of various federal and state wage laws regarding, among other things, employee classification, employee meal breaks, rest periods, overtime eligibility, and failure to pay for all hours worked. A number of these lawsuits have resulted in the payment of substantial settlements or damages by the defendants. The Company may at some future date be subject to such a class-action lawsuit. In addition, the Company may be subject, and has been subject in the past, to litigation resulting from trucking accidents. The number and severity of litigation claims may be worsened by distracted driving by both truck drivers and other motorists. To the extent the Company experiences claims that are uninsured, exceed the Company’s coverage limits, involve significant aggregate use of the Company’s self-insured retention amounts or cause increases in future funded premiums, the resulting expenses could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Internal Control. Effective internal controls over financial reporting are necessary for the Company to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause the Company to fail to meet its reporting obligations. In addition and when required, any testing by the Company conducted in connection with section 404 of the U.S. Sarbanes-Oxley Act, or the subsequent testing by the Company’s independent registered public accounting firm, may reveal deficiencies in the Company’s internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retrospective changes to the Company’s consolidated financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in the Company’s reported financial information, which could have a negative effect on the trading price of the Common Shares.

Material Transactions. The Company has acquired numerous companies pursuant to its acquisition strategy and, in addition, has sold business units, including the sale in February 2016 of its then-Waste Management segment for CAD $800 million. The Company buys and sells business units in the normal course of its business. Accordingly, at any given time, the Company may consider, or be in the process of negotiating, a number of potential acquisitions and dispositions, some of which may be material in size. In connection with such potential transactions, the Company regularly enters into non-disclosure or confidentiality agreements, indicative term sheets, non-binding letters of intent and other similar agreements with potential sellers and buyers, and conducts extensive due diligence as applicable. These potential transactions may relate to some or all of the Company’s four reportable segments, that is, TL, Logistics, LTL, and Package and Courier. The Company’s active acquisition and disposition strategy requires a significant amount of management time and resources. Although the Company complies with its disclosure obligations under applicable securities laws, the announcement of any material transaction by the Company (or rumours thereof, even if unfounded) could result in volatility in the market price and trading volume of the Common Shares. Further, the Company cannot predict the reaction of the market, or of the Company’s stakeholders, customers or competitors, to the announcement of any such material transaction or to rumours thereof.

Dividends and Share Repurchases. The payment of future dividends and the amount thereof is uncertain and is at the sole discretion of the Board of Directors of the Company and is considered each quarter. The payment of dividends is dependent upon, among other things, operating cash flow generated by the Company, its financial requirements for operations, the execution of its growth strategy and the satisfaction of solvency tests imposed by the Canada Business Corporations Act for the declaration and payment of dividends. Similarly, any future repurchase of shares by the Company is at the sole discretion of the Board of Directors and is dependent on the factors described above. Any future repurchase of shares by the Company is uncertain.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events. These estimates and the underlying assumptions affect the reported amounts of assets and liabilities, the disclosures about contingent assets and liabilities, and the reported amounts of revenues and expenses. Such estimates include the valuation of goodwill and intangible assets, the measurement of identified assets and liabilities acquired in business combinations and provisions for claims and litigations. These estimates and assumptions are based on management’s best estimates and judgments.

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from these estimates. Changes in those estimates and assumptions resulting from changes in the economic environment will be reflected in the financial statements of future periods.

CHANGES IN ACCOUNTING POLICIES

Adopted during the period

The following new standards, and amendments to standards and interpretations, are effective for the first time for interim periods beginning on or after January 1, 2020 and have been applied in preparing the unaudited condensed consolidated interim financial statements:

Definition of a business (Amendments to IFRS 3)

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Management’s Discussion and Analysis

Amendments to Hedge Accounting Requirements - IBOR Reform and its Effects on Financial Reporting (Phase 1) These new standards did not have a material impact on the Company’s unaudited condensed consolidated interim financial statements.

To be adopted in future periods

The following new standards and amendments to standards are not yet effective for the year ended December 31, 2020, and have not been applied in preparing the unaudited condensed consolidated interim financial statements:

Classification of Liabilities as Current or Non-current (Amendments to IAS 1) Further information can be found in note 3 of the March 31, 2020 unaudited condensed consolidated interim financial statements.

CONTROLS AND PROCEDURES

In compliance with the provisions of Canadian Securities Administrators’ National Instrument 52-109, the Company has filed certificates signed by the President and Chief Executive Officer (“CEO”) and by the Chief Financial Officer (“CFO”) that, among other things, report on:

  their responsibility for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Company; and

  the design and effectiveness of disclosure controls and procedures and the design and effectiveness of internal controls over financial reporting.

Disclosure controls and procedures (“DC&P”)

The President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), have designed DC&P, or have caused them to be designed under their supervision, in order to provide reasonable assurance that:

  material information relating to the Company is made known to the CEO and CFO by others, particularly during the period in which the interim and annual filings are being prepared; and

  information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Internal controls over financial reporting (“ICFR”)

The CEO and CFO have also designed ICFR, or have caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The control framework used to design the Company’s IFCR is based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control - Integrated Framework (2013 framework).

Changes in internal controls over financial reporting

No changes were made to the Company’s ICFR during the quarter ended March 31, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

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